Exhibit 2.1

Deed Register No. 2518 / 2010 H

R e c o r d e d

in Düsseldorf on 31 December 2010

Before me, the notary in the district of the Higher Regional Court (Oberlandesgericht) Düsseldorf

Dr. Henryk Haibt

practising in Düsseldorf,

the following persons appeared today:

1.	Dr. André Schwanna, born on 12 December 1969, whose business address is

60325 Frankurt a. M., Mainzer Landstraße 46, providing proof of his identity by a valid identity card, acting not in his own name but on the basis of a power of attorney dated 29 December 2010, a copy of which was available at the notarisation and is attached to this Deed, promissing to furnish the original as soon as possible; a certified copy of the Original shall be attached to this deed; on behalf of

DZ Equity Partner GmbH, with registered offices in Frankfurt am Main, Germany, and registered with the local court of Frankfurt am Main under HRB 35245, Germany

"Guarantor"

2.	Dr. Benjamin Büttner, born on 2 May 1977, whose business address is

60325 Frankfurt a. M., Mainzer Landstraße 46, providing proof of his identity by a valid identity card, acting not in his own name but on the basis of powers of attorney dated 29 December 2010, copies of which were available at the notarisation and are attached to this Deed, promissing to furnish the originals as soon as possible; certified copies of the originals shall be attached to this deed; on behalf of

2.1	curamik electronics GmbH with registered offices in Eschenbach and registered with the commercial register of the local court of Weiden i.d.OPf. under HRB 632, Germany

"Company"

2.2	Electrovac curamik GmbH with registered offices in Regensburg, Germany, and registered with the local court of Regensburg under HRB 10025, Germany

"Seller"

3.	Dr. Patrick Nordhues, born on 27 April 1974, whose business address is

40219 Düsseldorf, Stadttor 1, personally known to the acting notary, acting not in his own name but on the basis of a power of attorney dated 23 December 2010, the original of which was available at the notarisation, and a certified copy of which is attached to this Deed, on behalf of Rogers Corporation, One Technology Drive, Rogers, CT 06263-0188, USA,

"Buyer"

The Seller, the Company, the Guarantor and the Buyer are also referred to each as a "Party" and collectively as the "Parties".

The persons appearing requested that this written record of the notarisation be recorded in the English language. The notary, who is in sufficient command of the English language, satisfied himself as to that the persons appearing are in sufficient command of the English language.

In response to questioning, the persons appearing declared that there was no prior involvement as defined in section 3 para 1 no 7 Notarisation Act (Beurkundungsgesetz, "BeurkG").

Prior to and during the notarization the original (Urschrift) of the notarised Deed Register No. 2516 / 2010 H of the officiating notary, dated 31 December 2010 (the "Reference Deed") was available for inspection; reference is made to the Reference Deed pursuant to Sec. 13a German Law concerning Notarization (Verweisung gemäß § 13a BeurkG).  The notary instructed the persons appearing about the legal consequences of the reference to the Reference Deed. The persons appearing declared that they were familiar with the contents of the Reference Deed, and they approved all declarations made therein on behalf of the Parties by Mr. Jochen Vorsmann as representative without authority. After having been instructed by the notary, the persons appearing waived their right to have the Reference Deed being read aloud and have it attached to this Deed.

The persons appearing - acting as mentioned above - then requested the notarisation of the following

SHARE PURCHASE AND TRANSFER AGREEMENT

PRELIMINARY REMARKS

To the extent that reference is made in this share purchase and transfer agreement (the "Agreement") to annexes, this relates also to the annexes notarised in the Reference Deed.

PREAMBLE

The Seller holds all shares in curamik electronics GmbH, Am Stadtwald 2, Eschenbach, Germany, with registered offices in Eschenbach and registered with the commercial register of the local court of Weiden i.d.OPf. under HRB 632 (the "Company"). By means of this Agreement, the Buyer intends to purchase and acquire these shares and the Seller intends to sell and transfer these to the Buyer.

The Seller and the Company are part of the Curamik group consisting of the companies set forth in Annex A (the "Curamik Group" or the "Curamik Group Companies"). The subsidiaries set forth in Annex A (the "Subsidiaries") and the Company are each hereinafter referred to as the "Target Company" and collectively the "Target Companies". The Seller and its shareholder Curamik Holding GmbH are hereinafter referred to as the "Curamik Holding Companies".

The shareholder of the Company have adopted a resolution on 2 December 2010 (Deed Register No. 2104 / 2010 of notary Dr. Carl Michael Niemeyer in Eschenbach i.d.OPf.) on the change of the fiscal year of the Company to end on 31 December 2010 and the respective change of the articles of association of the Company; the respective change of the articles of association was registered with the competent commercial register (Handelsregister) on 7 December 2010.

At the request of the Buyer, and as a condition to the Buyer’s decision to acquire the Shares, the Guarantor has agreed to be jointly and severally liable for any and all payment obligations of the Seller of any kind (Ansprüche auf Zahlung in Geld gleich welcher Art) arising out of and/or in connection with this Agreement and the transactions contemplated hereunder including the indemnification obligations hereunder and the obligation of the Company for repayment of the Buyer Loan to the Buyer in case the Buyer or the Seller have withdrawn from this Agreement.

The purchase and acquisition of the Seller's shares in the Company by the Buyer and the transactions contemplated under this Agreement is hereinafter referred to as the "Transaction".

1.	SUBJECT MATTER OF PURCHASE

1.1
The subject matter of purchase comprises all shares in the Company. The Seller holds the following shares in the Company, whose share capital (Stammkapital) amounts to EUR 25,650.00 (in words: Euro twenty five thousand six hundred fifty): The Seller holds a share with a nominal amount (Nennbetrag) of EUR 22,950.00 (in words: Euro twenty two thousand nine hundred fifty), entered under serial no. 1, and a share with a nominal amount of EUR 2,500.00 (in words: Euro two thousand five hundred), entered under serial no. 2 and a share with a nominal amount of EUR 200.00 (in words: Euro two hundred), entered under serial no. 3 in the most recent list of shareholders registered with the commercial register and dated 22 January 2009, which was available at the notarisation as a printout of the electronic commercial register and which is attached to this Deed for purpose of evidence as Annex 1.1 (the "List of Shareholders"). All shares in the Company, in particular the aforementioned shares are referred to collectively as the "Shares". No objection has been attached to the List of Shareholders.

2.	SALE AND TRANSFER

2.1
The Seller hereby sells the Shares to the Buyer, which accepts this sale. The sale is made with economic effect (wirtschaftliche Wirkung) as of 31 December 2010, 24:00 hours / 1 January 2011, 00:00 hours (the "Effective Date"). The date on which the signing and notarisation (notarielle Beurkundung) of this Agreement takes place is hereinafter referred to as the "Signing Date".

2.2	The Seller hereby transfers the Shares to the Buyer, which accepts this transfer (the "Transfer") subject to the terms and conditions of this Agreement.

2.3	The Transfer is subject to the following conditions precedent (aufschiebende Bedingungen):

(a)	the payment of the principal amount of the Buyer Loan according to Clause 5.3 by the Buyer to the Company;

(b)	the payment of the Preliminary Profit and Loss Transfer Amount according to Clause 5.3 by the Company to the Seller;

(c)	the payment of the Preliminary Purchase Price pursuant to Clause 3; and

(d)	the expiry of 31 December 2010, 24:00 hours.

2.4
Immediately after the occurrence of all conditions precedent in Clause 2.3(a) to 2.3(c) the Parties will confirm the occurrence of these conditions precedent in a declaration according to the draft which is contained in Annex 2.4.

2.5
All ancillary rights relating to the Shares are transferred together with the Shares, in particular the right to participate in the profits. The Buyer is exclusively entitled to any profits attributable to the Shares to the extent that the profits are not to be transferred to the Seller in accordance with the Profit and Loss Transfer Agreement. Clause 5 remains unaffected.

3.	PURCHASE PRICE

3.1	The preliminary purchase price for the Shares is

EUR 110,537,530.00

(in words: Euro onehundredten million fivehundredthirtyseventhousandfivehundredthirty)

(this fixed amount is referred to as the "Preliminary Purchase Price"). A review and possible adjustment of the Preliminary Purchase Price must be made in accordance with Clause 4.

3.2
The Preliminary Purchase Price is due and payable and has to be credited (gutgeschrieben) on the bank account of the Seller on the 3 January 2011, however not before the Preliminary Profit and Loss Transfer Amount has been paid according to Clause 5.3.

The Preliminary Purchase Price shall be paid on the following bank account of the Seller:

Account-No.:                                           01 019 739 00

Bank:                                                 Commerzbank AG, Nürnberg

Sorting Code (BLZ):                               760 800 40

IBAN:                                                       DE94 7608 0040 0101 9739 00

SWIFT:                                                    DRES DE FF 760

3.3
The Preliminary Purchase Price was calculated as of 31 December 2010 on the basis of the pro forma consolidated annual accounts of the Target Companies for the fiscal year ending 31 December 2010 contained in Annex 3.3.1 and in accordance with IFRS and, to the extent that IFRS provides no guidance, consistent with Accounting Practice In The Preceding Years (the "Pro Forma Effective Date Accounts") and with the Preliminary Profit and Loss Transfer Amount calculated in accordance with German GAAP and the provisions set forth in Clause 5 as follows:

Item	Description		Amount in EUR
1	Enterprise Value		115,000,000.00
2	Bank loan Mizuho Bank according to the Material Agreements No. 6 and 7 as listed in Annex 6.11.1.1 (c)	./.	1,499,175.00
3	Bank loans Commerzbank according to the Material Agreements No. 1, 2 and 3 as listed in Annex 6.11.1.1 (c)	./.	3,416,666.00
4	Other Long-Term Borrowings & Loans and other Short Term Borrowings & Loans (as defined below) (but excluding Items 2 and 3)	./.	0

5	Accrued interest on Items 2 to 4 (booked under the account number 380 201 00 of the Target Companies)	./.	40,000.00
6	The amount by which the Net Working Capital of the Target Companies (as defined below) as of the Effective Date falls short of the Preliminary Net Working Capital (as defined below) limited by the Net Working Capital Limitation according to Clause 4.2(c)	./.	0
7	The amount by which the Net Working Capital of the Target Companies (as defined below) as of the Effective Date exceeds the Preliminary Net Working Capital (as defined below) limited by the Net Working Capital Limitation according to Clause 4.2(c)	+	0
8	Leasing prepayments of the Company (booked under the account number 265 101 00)	+	1,264,799.00
9	Cash (as defined below) of the Target Companies	+	7,313,038.00
10	Preliminary Profit and Loss Transfer Amount (as defined under Clause 5.3)	./.	9,184,466.00
11	Additional consideration relating to the acquisition structure	+	1,100,000.00
	Preliminary Purchase Price		110,537,530.00

For the avoidance of doubt, a profit and loss transfer receivable or payable of the Company resulting from the Profit and Loss Transfer Agreement and shown in the Final Effective Date Accounts (as defined below) must not be included as a receivable or payable under Item 4 (Other Borrowings & Loans) and/or Items 6 and 7 (Net Working Capital). For the avoidance of doubt, the Buyer Loan (as defined below) reflected in the Final Effective Date Accounts will not be included in any way into the calculation of the Purchase Price, especially not be deducted as liability nor added as Cash. For the avoidance of doubt, to the extent one accounting transaction (Geschäftsvorfall) has been included as an Item listed in the above table for purposes of the Purchase Price Calculation such accounting transaction shall not be taken into account in the determination of any other Item for the Purchase Price Calculation, in particular in the determination of the Net Working Capital (no double-dipping).

"Accounting Practice In The Preceding Years" means the accounting practice in the preceding years and, if the accounting practice has changed in the preceding years, the most recent accounting practice.

"Cash" means the aggregate amount, as of the Effective Date, of any cash, cash equivalents (like cheques), cash in transit, and credit balances of the Target Companies with banks or other financial institutions as of the Effective Date, less the amount of outstanding checks (von den Target Companies begebene und am Bilanzstichtag noch nicht eingelöste Schecks). Cash is not included into the calculation of the Purchase Price as far as it results from insurance payments in the period from 30 September 2010 until 31 December 2010 and in the amount of more than EUR 50,000.00 (in words: Euro fifty thousand) to the Target Com-

panies for the destruction of fixed assets of the Target Companies if the destroyed fixed assets have not been replaced until the Effective Date.

"Preliminary Net Working Capital" means EUR 8,692,000.00 (in words: Euro eight million six hundred and ninety-two thousand). The calculation of the Preliminary Net Working Capital of the Target Companies is contained in Annex 3.3.2.

"Net Working Capital" means the aggregate amount, as of the Effective Date, of

(i)	total inventories (raw materials, work in progress, finished goods, un-invoiced sales)

(ii)	plus accounts receivable trade

(iii)	plus other receivables & prepaid expenses

(iv)	less accounts payable trade

(v)	less other liabilities and deferred income

(vi)	less Short-Term commissions

of the Target Companies determined in accordance with the terms defined in this Clause 3 and on the basis of the Final Effective Date Accounts in accordance with IFRS and, to the extent that IFRS provides no guidance, consistent with Accounting Practice In The Preceding Years. For the avoidance of doubt, "accounts receivable trade" are the positions actually shown in the balance sheet of the Final Effective Date Accounts, i.e. after the deduction of the necessary value adjustments has been applied to these positions. Provisions (Rückstellungen) for taxation and deferred tax assets and/or liabilities must not be included in the Net Working Capital. Provisions and/or individual value adjustments (Einzelwertberichtigungen) relating to transactions, facts or circumstances (Geschäftsvorfälle) not contained in the calculation of the Preliminary Net Working Capital as set forth in Annex 3.3.2

(a)
must not be included in the Net Working Capital as far as the Buyer takes any measures relating to investigations under Clause 11.6 after the Effective Date which result in such provisions and/or individual value adjustments (wertaufhellende Tatsachen);

(b)
are included in the Net Working Capital only as far as according to IFRS (i) the provisions presumably (voraussichtlich, beurteilt mit der Sorgfalt eines ordentlichen Kaufmanns) result in a reduction of Cash of the Target Companies within 12 (twelve) months from the Effective Date and/or (ii) the individual value adjustments presumably (voraussichtlich, beurteilt mit der Sorgfalt eines ordentlichen Kaufmanns) result in a respective lower income of Cash of the Target Companies within 12 (twelve) months from the Effective Date (the "Cash Relevance Of Provisions And Individual Value Adjustments"). Clause 4.5 remains unaffected.

"Long-Term" means assets and liabilities with terms longer than one year from the balance sheet date (Bilanzstichtag) of the Effective Date Accounts.

"Short-Term" means assets and liabilities with terms up to one year from the balance sheet date of the Effective Date Accounts.

"Borrowings & Loans" means any Long-Term or Short-Term Financial Indebtedness (as defined below) which is not

(i)           equity according to IFRS,

(ii)           Bank loan Mizuho Bank and/or Bank loans Commerzbank,

(iii)           contained as liability or provision in the Net Working Capital,

(iv)           a provision for taxation and

(v)	a Financial Indebtedness which is already contained in the Pro Forma Effective Date Accounts.

Borrowings & Loans must only be included into the calculation of the Purchase Price if the total amount of Financial Indebtedness booked in the Final Effective Date Accounts exceeds the total amount of Financial Indebtedness booked in the Pro Forma Effective Date Accounts by more than EUR 50,000.00 (in words: Euro fifty thousand).

"Financial Indebtedness" means any principal amount booked in the Final Effective Date Accounts for or in respect of

(i)
moneys borrowed from banks, other financial institutions, Curamik Group Companies, the Guarantor, enterprises affiliated with the Guarantor as defined in section 15 of the Stock Corporation Act (Aktiengesetz, "AktG"), any funds advised by the Guarantor, customers of the Target Companies, suppliers of the Target Companies or other third parties,

(ii)           debit balances at banks or other financial institutions,

(iii)	bonds, notes, debentures, loan stock or any similar finance instruments,

(iv)
any liability under an advance or deferred purchase or service agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance of the Target Companies or (ii) if the agreement is in respect of the supply of assets or services and payment by the Target Companies is due more than 90 (ninety) days after the date of supply or service.

3.4	The Preliminary Purchase Price, as adjusted in accordance with Clause 4, is referred to as the "Purchase Price" or as the "Final Purchase Price".

4.	ADJUSTMENT OF THE PRELIMINARY PURCHASE PRICE

4.1
The Buyer must instruct the managing directors of the Company and the Company must instruct the managing directors of the Subsidiaries to prepare, within 60 (sixty) Bank Working Days from the Effective Date, a consolidated balance sheet for the Target Companies as per the Effective Date (the "Effective Date Accounts") and a separate calculation of the Purchase Price as of the Effective Date (the "Purchase Price Calculation"). The Effective Date Accounts must be prepared (independently of the local GAAP accounts) in compliance with the International Financial Reporting Standards as published by the International Accounting Standards Board, London (the "IASB"), in the version that has been declared mandatory for the financial year by the IASB, provided that this version has been endorsed by the EU Commission, otherwise in the version endorsed by the EU Commission (the "IFRS") and, to the extent that IFRS provides no guidance, consistent with Accounting Practice In The Preceding Years.

The Company will deliver to the Seller the Effective Date Accounts and the Purchase Price Calculation for review as soon as they have been prepared. After the delivery of the Effective Date Accounts and the Purchase Price Calculation, the Seller and the Guarantor must be given access to all books and records of the Company relating to the shortened financial year beginning 1 April 2010 and ending 31 December 2010 for review of the Effective Date Accounts and the Purchase Price Calculation. The Effective Date Accounts must then be audited and certified and the Purchase Price Calculation must be reviewed by the current auditor of the Company (KPMG AG Wirtschaftsprüfungsgesellschaft (Deutschland)). The auditor must be released from its obligations of confidentiality towards the Company vis-à-vis the Seller and the Guarantor so that the Seller and the Guarantor can have discussions with the auditor at any time after the Effective Date and before the audit is completed. The Company shall submit to the Parties the audited and certified Effective Date Accounts and the reviewed Purchase Price Calculation together with the audit report and the report on the review of the Purchase Price Calculation (together the "Audit Report") after the Company’s auditor has finalized the Audit Report. To the extent that the Parties agree on the Effective Date Accounts and the Purchase Price Calculation within 2 (two) weeks after receipt of the audited and certified Effective Date Accounts and the reviewed Purchase Price Calculation by the Parties, the Effective Date Accounts and the Purchase Price Calculation become binding upon the corresponding notification to the Parties.

In case no agreement is reached, another auditing company (the "Expert") will be nominated within further two weeks upon request of either Party to determine the relevant items still in dispute by way of a binding written expert opinion pursuant to sections 317 et seq. of the German Civil Code (Bürgerliches Gesetzbuch, "BGB") (the "Expert Opinion") within 1 (one) month from the acceptance of the mandate; however, the relevant items determined by the Expert may not be above or below the figures determined by the Parties. The accounting and valuation principles and methods for calculation set forth under this Agreement shall be binding upon the Expert. In addition, the Expert must be retained to make all necessary amendments to the audited Effective Date Accounts. If the Parties do not reach agreement on the appointment of the Expert within 1 (one) week from the request of either Party, this auditing company will be chosen by the managing director of the Chamber of Certified Public

Accountants (Vorstand der Wirtschaftsprüferkammer) in Berlin/Germany, upon request of either Party. The Expert must give both Parties comprehensive opportunity to explain their position and inform them about the individual procedural steps. The proceedings start on the day on which one Party has received the request by the other Party to co-operate in retaining an expert. The language of the proceedings is German. The Expert Opinion must be prepared in German and reasoned in writing. The review of the content by a court (section 319 BGB mutatis mutandis) is excluded. Each Party shall bear its own costs and the costs and fees of its advisors. All fees, costs and expenses of the Expert shall be advanced by the Parties in equal parts. The Expert shall decide upon the allocation of its costs, fees and expenses in accordance with section 91 et seq. of the German Code of Civil Procedure (Zivilprozessordnung, "ZPO"). The relevant items determined by the Expert and the Effective Date Accounts resulting from this procedure become binding upon delivery of the Expert Opinion to the Parties.

The Effective Date Accounts resulting from the procedure described in this Clause 4.1 or as agreed upon by the Parties are referred to as the "Final Effective Date Accounts". The Purchase Price Calculation resulting from the procedure or as agreed upon by the Parties, as described in this Clause 4.1, is referred to as the "Final Purchase Price Calculation".

4.2	The Final Purchase Price has to be calculated according to Clause 3.3 on the basis of the Final Effective Date Accounts according to the following principles:

(a)	Items 5 and 8 of the table in Clause 3.3: For purposes of calculating the Final Purchase Price these items shall be calculated on the basis of the same account numbers as listed in Clause 3.3.

(b)
Items 2, 3, 4 and 9 of the table in Clause 3.3: For purposes of calculating the Final Purchase Price, the bank loan Mizuho Bank, bank loans Commerzbank, the Borrowings & Loans and the Cash shall be calculated in accordance with the principles contained in the respective definitions set forth in Clause 3.3.

(c)
Items 6 and 7 of the table in Clause 3.3: For purposes of calculating the Final Purchase Price the Net Working Capital as of the Effective Date shall be calculated in accordance with the principles contained in the definition of Net Working Capital set forth in Clause 3.3. The amount by which the Net Working Capital of the Target Companies as of the Effective Date falls short of or exceeds the amount of the Preliminary Net Working Capital (the "Net Working Capital Difference") does not lead to an adjustment of the Preliminary Purchase Price under Items 6 and 7 of the table in Clause 3.3 as far as the Net Working Capital Difference is limited according to the following provisions (the "Net Working Capital Limitation"):

(i)	If the Net Working Capital Difference falls short of or is in the amount of EUR 2,000,000.00 (in words: Euro two million) the Net Working Capital Difference is not limited;

(ii)	If the Net Working Capital Difference exceeds the amount of EUR 2,000,000.00 (in words: Euro two million) but falls short of or amounts to EUR 4,000,000.00 (in words: Euro four million) the Net Working Capital Difference shall amount to EUR 2,000,000.00 (in words: Euro two million);

(iii)
If the Net Working Capital Difference exceeds the amount of EUR 4,000,000.00 (in words: Euro four million) the Net Working Capital Difference shall be deducted by an amount of EUR 2,000,000.00 (in words: Euro two million);

(iv)
If the Net Working Capital Difference exceeds the amount of EUR 8,600,000.00 (in words: Euro eight million six hundred thousand) the Net Working Capital Difference shall be deducted (a) by the amount exceeding EUR 8,600,000.00 (in words: Euro eight million six hundred thousand) and (b) by an amount of EUR 2,000,000.00 (in words: Euro two million).

(d)
Item 10 of the table in Clause 3.3: For purposes of calculating the Final Purchase Price the Preliminary Profit and Loss Transfer Amount shall be replaced by the Final Profit and Loss Transfer Amount calculated in accordance with Clause 5.1 plus interest (if any) accrued and calculated in accordance with Clause 5.5.

(e)
If account numbers of the Final Effective Date Accounts relating to items 5 and 8 differ from the account numbers set out in Clause 3.3 the Final Purchase Price shall be calculated on the basis of the same economic positions (i.e. accounting transactions) as set out in Clause 3.3 (rather than on the basis of the same account numbers).

4.3
If the Final Purchase Price exceeds or falls below the Preliminary Purchase Price the Preliminary Purchase Price is increased or reduced by the amount of the difference (the "Balance Amount I"). In case no agreement is reached between the Parties over the Balance Amount I, Clause 4.1 para 3 applies mutatis mutandis.

4.4
In case of an increase in the Preliminary Purchase Price, the Buyer must pay to the Seller the Balance Amount within 2 (two) weeks after the Final Effective Date Accounts or the Balance Amount I have become binding in their entirety pursuant to Clause 4.1; interest must be paid on the Balance Amount I as of the Effective Date at a rate of 3 % p.a. by the Buyer. In case of a reduction of the Preliminary Purchase Price, the Seller must pay to the Buyer the Balance Amount I within 2 (two) weeks after the Final Effective Date Accounts or the Balance Amount I have become binding in their entirety pursuant to Clause 4.1 but in any event, not prior to the Effective Date; interest must be paid on the Balance Amount I as of the Effective Date at a rate of 3 % p.a. by the Seller.

4.5
The Buyer must prove to the Seller and the Guarantor within 4 (four) weeks after the expiry of a period of 12 (twelve) months from the Effective Date the Cash Relevance Of Provisions And Individual Value Adjustments as set out in the definition of the Net Working Capital by submitting reasonably acceptable evidence to the Seller and the Guarantor (including a certificate (Bestätigung) by KPMG AG Wirtschaftsprüfungsgesellschaft (Deutschland) with regard to the Cash Relevance Of Provisions And Individual Value Adjustments "Certificate")

that (i) the provisions resulted in a reduction of Cash of the Target Companies within 12 (twelve) months from the Effective Date and/or (ii) the individual value adjustments resulted in a respective lower income of Cash of the Target Companies within 12 (twelve) months from the Effective Date. Notwithstanding the aforementioned sentence, the annual financial accounts of the Target Companies for financial years after the Effective Date shall be audited by the then current auditor of the Target Companies. KPMG AG Wirtschaftsprüfungsgesellschaft must be given access to all information, books and records of the Target Companies as may be reasonably required to issue the Certificate. The costs of KPMG AG Wirtschaftsprüfungsgesellschaft for the preparation and issuance of the Certificate shall be borne by the Seller and the Buyer in equal parts.

The Cash Relevance Of Provisions And Individual Value Adjustments shall be treated as not proven (gilt als nicht bewiesen) as far as the Buyer caused the Cash Relevance Of Provisions And Individual Value Adjustments by intentionally taking measures contrary to the diligence of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns) or contrary to good faith (Treu und Glauben), including, but not limited to, by selling receivables below value or by payments on provisions which are not due within the period of 12 (twelve) months from the Effective Date or by agreeing with the respective creditors on an acceleration of the maturity dates of such payments.

As far as the Buyer cannot prove the Cash Relevance Of Provisions And Individual Value Adjustments in due time the Buyer must pay to the Seller

(a)	the amount by which the provisions did not result in a reduction of Cash of the Target Companies within 12 (twelve) months from the Effective Date and

(b)	the amount by which the individual value adjustments did not result in a respective lower income of Cash of the Target Companies within 12 (twelve) months from the Effective Date

(the sum of (a) and (b) the "Balance Amount II"); interest must be paid on the Balance Amount II as of the Effective Date at a rate of 3 % p.a. In case no agreement is reached between the Parties over the Balance Amount II, Clause 4.1 para 3 applies mutatis mutandis.

4.6
Payments by the Seller to the Buyer or a third party specified by the Buyer, including the Company, resulting on the basis of other provisions in this Agreement will be treated as a reduction of the Purchase Price without the occurrence of the legal consequences pursuant to this Clause 4.

5.	PROFIT AND LOSS TRANSFER AGREEMENT

5.1
The Company and the Seller have signed an agreement a copy of which is contained in Annex 5.1 pursuant to which the profit and loss transfer agreement (as registered with the commercial register of the Company) between the Seller as dominating party and the Company (the "Profit and Loss Transfer Agreement") is terminated with effect as of the Effective Date.

5.2
The Parties agree that the Profit and Loss Transfer Agreement shall be performed for the shortened financial year of the Company (Rumpfgeschäftsjahr) for the period beginning on 1 April 2010 and ending on 31 December 2010 and that the Company therefore undertakes to fulfill its obligation to transfer to the Seller (as parent of the fiscal unity, Organträger) its profit as of 31 December 2010 in accordance with the terms and conditions of the Profit and Loss Transfer Agreement and on the basis of the audited and certified (geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene) annual accounts of the Company including balance sheet (Bilanz) as per the Effective Date and the income statement (Gewinn- und Verlustrechnung) for the period from 1 April 2010 through 31 December 2010 and notes (Anhang) in accordance with the German Commercial Code (Handelsgesetzbuch, "HGB") and German Generally Accounting Principles ("German GAAP") and, to the extent that HGB and German GAAP provided no guidance, consistent with Accounting Practice In The Preceding Years (the "German Effective Date Accounts"). The amount to be transferred under the Profit and Loss Transfer Agreement is hereinafter referred to as the "Profit and Loss Transfer Amount" or the "Final Profit and Loss Transfer Amount". The termination of the Profit and Loss Transfer Agreement according to Clause 5.1 remains unaffected. The Buyer must instruct the managing directors of the Company to prepare, within 45 (forty five) Bank Working Days from the Effective Date, the German Effective Date Accounts which shall be audited by the current auditor of the Company (KPMG AG Wirtschaftsprüfungsgesellschaft (Deutschland)). The audited German Effective Date Accounts shall then be submitted to the Parties.

5.3	The Company undertakes to make a preliminary payment to the Seller under the Profit and Loss Transfer Agreement in the amount of

EUR 9,184,466.00

(in words: Euro nine million one hundred eighty four thousand four hundred sixty six)

(the "Preliminary Profit and Loss Transfer Amount").

The Preliminary Profit and Loss Transfer Amount is due and payable on 3 January 2011, however not before the principal amount of the Buyer Loan (as defined below) has been credited (gutgeschrieben) to the bank account of the Company.

The Preliminary Profit and Loss Transfer Amount will in return be deducted from the Preliminary Purchase Price according to Clause 3.3.

To enable the Company to fulfill its obligation to pay the Preliminary Profit and Loss Transfer Amount, the Buyer undertakes to pay to the Company a loan according to the terms and conditions set out in the loan agreement a draft of which contained in Annex 5.3 in the amount of EUR 9,184,466.00 (the "Buyer Loan"). The payment of the principal amount of the Buyer Loan by the Buyer to the Company is due and payable on 3 January 2011.

The Buyer will not be entitled to claim any damages under this Agreement if the Buyer Loan was not in a sufficient amount, in particular to claim any damages under Clause 6.1.8 if insolvency proceedings are initiated or threatened over the estate of the Company.

5.4
Immediately after the German Effective Date Accounts of the Company have been audited the Seller and the Company will determine the Final Profit and Loss Transfer Amount on the basis of the German Effective Date Accounts. The amount by which the Final Profit and Loss Transfer Amount exceeds or falls below the Preliminary Profit and Loss Transfer Amount is hereinafter referred to as the "Settlement Amount".

5.5
In case the Final Profit and Loss Transfer Amount exceeds the Preliminary Profit and Loss Transfer Amount, the Company must pay to the Seller the Settlement Amount (including interests accruing at an interest rate of 3 % p.a. from 1 January 2011 on) within 2 (two) weeks after the audited German Effective Date Accounts have been received by the Company. In case the Final Profit and Loss Transfer Amount falls below the Preliminary Profit and Loss Transfer Amount, the Seller must pay to the Company the Settlement Amount (including interests accruing at an interest rate of 3 % p.a. from 1 January 2011 on) within 2 (two) weeks after the audited German Effective Date Accounts have been received by the Seller. The payment obligation of the Seller shall be treated as a loan by the Company to the Seller. The Buyer will procure that the Company has available sufficient cash to fulfill its obligation to pay to the Seller the Settlement Amount. Clause 4.2(d) remains unaffected. If it turns out that the Final Profit and Loss Transfer Amount was for whatever reasons not correctly calculated leading to an additional payment by the Company to the Seller ("Additional Payment") or to a repayment (or even a loss compensation) by the Seller to the Company ("Repayment") then the Seller will indemnify the Buyer for the Additional Payment or the Buyer will indemnify the Seller for the Repayment, as the case may be, provided however that the Additional Payment or the Repayment has not been already included in the Final Purchase Price Calculation. The obligations under the preceding sentence shall remain valid until the Buyer sells the shares in the Company to a third party, however, at least for a period of three years after the Signing Date.

6.	WARRANTIES (GARANTIEN) OF SELLER

The Parties have extensively discussed and negotiated to what extent and how the Seller should be liable for defects of the Shares. They have decided to depart from the statutory system of liability, and in its place to provide for a separate system of liability, as determined in Clauses 6, 7, and 8 of this Agreement, and the Annexes thereto.

 The Seller warrants the correctness of the following statements (the "Warranties") by means of an independent guarantee promise (Garantieversprechen) as defined in section 311 para 1 BGB, which - according to the Parties' express intention - is from the outset only intended to be a promise with the restricted content according to Clauses 6, 7, and 8, and the Annexes thereto:

6.1	Corporate Matters

6.1.1
The Target Companies are companies with limited liability that were properly established and exist in accordance with the laws of their repective jurisdictions of incorporation. The current version of the articles of association of the Com-

pany (the "Articles of Association") is the version notarially recorded on 2 December 2010, in deed no 2104 / 2010 of the notary Dr. Carl Michael Niemeyer in Eschenbach i.d.OPf., Annex 6.1.1. The Target Companies have the corporate power and authority to carry on their business as up until now and currently conducted.

6.1.2
The statements in Clause 1 and Annex A regarding the Target Companies are complete and correct. The Seller is the sole legal and beneficial owner of the Shares in the Company, and the Company is the sole legal and beneficial owner of all of the shares of the Subsidiaries. The Shares and the shares of each Subsidiary are free and clear of any liens, encumbrances, or other third party rights.  The Seller is free to dispose over the Shares (and, indirectly, the shares of each of the Subsidiaries) at will, in particular without requiring the consent of third parties or thereby adversely affecting the rights of third parties, e.g. rights of first refusal or other preferential rights of acquisition. There exist no rights in rem or other rights of third party in or with regard to the Shares or any of the shares of the Subsidiaries. The Company does neither hold any other shares, interests or equity in any entity other than the Subsidiaries nor is obliged to acquire such other shares, interests or equity. The Subsidiaries do neither hold any other shares, interests or equity in any other entity nor are they obliged to acquire such other shares, interests or equity.

6.1.3	The contributions towards the Shares have been fully paid up. There are no duties to make additional contributions (keine Nachschußpflicht).

6.1.4
There exist no participations in the Company or in the Subsidiaries, and there exist no conditional obligations or binding offers concerning the creation of such participations either. There are no put/call options, pre-emptive rights, shareholder agreements, trust agreements or similar agreements in relation to the Shares or the shares of the Subsidiaries.

6.1.5
All facts relating to the Company that can be registered in the commercial register are actually registered in the commercial register. Annex 6.1.5 contains up-to-date, complete and correct print-outs from the commercial register.

6.1.6
There exist no control agreements (Beherrschungsvertrag), profit and loss transfer agreements (Gewinnabführungsvertrag) other than the Profit and Loss Transfer Agreement, or other inter-company agreements (Unternehmensvertrag) as defined in sections 291 et seq. AktG between the Seller and the Company.

6.1.7	The Target Companies have not been a party to a cash pooling agreements since 1 January 2007.

6.1.8
The Company nor any Subsidiary is neither over-indebted (überschuldet)  nor insolvent (zahlungsunfähig). No insolvency proceedings have been instituted against the assets of the Target Companies, neither has the institution of such proceedings been denied for lack of assets or an application been filed for such proceedings.

6.2	Silent participations or Sub-participations

The Target Companies do not hold any silent participation (Stille Beteiligungen) or sub-participation (Unterbeteiligungen).

6.3	Annual Accounts

6.3.1
Annex 6.3.1 contains the audited single-entity annual accounts of the Target Companies (each consisting of a balance sheet, an income statement and the notes) for the financial years ending on 31 March 2008, 31 March 2009 and 31 March 2010 (collectively the "Annual Accounts"), all of which have been prepared in compliance with IFRS and, to the extent that IFRS provided no guidance, consistent with Accounting Practice In The Preceding Years, except for the Annual Accounts of the Company which have been prepared in compliance with German local GAAP and, to the extent that the German local GAAP provided no guidance, consistent with Accounting Practice In The Preceding Years. The Annual Accounts represent – according to the diligence of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns) and the principles of accounting practice (Grundsätze ordnungsgemäßer Buchführung und Bilanzierung) – a true and fair view of the assets, the liabilities, the state of affairs and the financial and income situation of the Target Companies as per the applicable balance sheet date. To the Seller’s Best Knowledge, all contingent liabilities (Eventualverbindlichkeiten) not required to be accrued on a balance sheet have been included in the Annual Accounts as "below-the-lines" items.

6.3.2
Annex 6.3.2 contains the audited non-consolidated single entity interim accounts of the Company for the period beginning 1 April 2010 and ending 30 September 2010 (collectively the "Audited Interim Accounts"). The Audited Interim Accounts have been prepared in compliance with IFRS and, to the extent that IFRS provided no guidance, consistent with Accounting Practice In The Preceding Years and such Audited Interim Accounts represent – according to the diligence of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns) and the principles of accounting practice (Grundsätze ordnungsgemäßer Buchführung und Bilanzierung) – a true and fair view of the assets, the liabilities, the state of affairs and the financial and income situation of the Company as per the applicable balance sheet date. To the Seller’s Best Knowledge, all contingent liabilities (Eventualverbindlichkeiten) not required to be accrued on a balance sheet have been included in the Audited Interim Accounts as "below-the-lines" items.

6.3.3
Costs incurred by the Curamik Holding GmbH relating to the licencing of the Curamik IP to the Target Companies and/or relating to IT services and management services provided to the Target Companies have been allocated to the Target Companies in accordance with the applicable agreements between the Curamik Holding GmbH on the one hand and the Target Companies on the other hand set forth in Annex 6.3.3.

6.4	Independence

6.4.1
The Target Companies have not assumed any sureties (Bürgschaften), guarantees (Garantien) or similar obligations to secure any liabilities of the Curamik Holding Companies and have not entered into any obligations mainly or exclusively in the interests of the Curamik Holding Companies, except as specified in Annex 6.4.1.

6.4.2
There are no contractual agreements between the Target Companies on the one hand and the Curamik Holding Companies on the other hand, except as specified in Annex 6.4.2.1. All contractual agreements listed in Annex 6.4.2.1 (the "Intercompany Agreements") will irrevocably and unconditionally be terminated without undue delay after the Signing Date and with effect as per the Effective Date at no expense to the Target Companies according to the termination agreement a draft of which is contained in Annex 6.4.2.2.

6.5	Legal Disputes

Neither the Company nor any Subsidiary is a party – be it as plaintiff, defendant or otherwise – to any court or arbitration or public authority proceedings involving a value in dispute of more than EUR 20,000.00 (in words: Euro twenty thousand) in an individual case. The total amount of the values in dispute in all proceedings to which the Company is a party does not exceed EUR 100,000.00 (in words: Euro one hundred thousand). At the time of the conclusion of this Agreement, there are no indications that any further proceedings are imminent.

6.6	Authority of the Seller

6.6.1
The execution and consummation of this Agreement and the Transaction contemplated hereunder by the Seller does not and will not (i) result in a violation of the Seller’s articles of association, by-laws, or any duties arising from or in connection with any legal obligation of the Seller or the Company, or (ii) result in the breach of any contracts or other agreements to which the Company or any Subsidiary is a party.

6.6.2
Annex 6.6.2 contains a list of all contracts between the Target Companies and their Key Customers and Key Suppliers which provide for a right to terminate these agreements in the event that shares in the Target Companies are being sold to a third party. "Key Customers" are customers with which the Target Companies generate revenues of more than EUR 2 million (in words: Euro two million) p.a. in each individual case. "Key Suppliers" are (i) suppliers which generate revenues with the Target Companies of more than EUR 1 million (in words: Euro one million) p.a. in each individual case and (ii) Sole Source Suppliers as defined below.

6.6.3
The Seller is authorized to execute this Agreement and to perform the obligations under this Agreement. Except for any possible merger control clearance required under applicable laws, the Seller is not required to obtain any consent or governmental authorization in connection with the execution and performance of this Agreement.

6.6.4
Neither the Seller nor the Guarantor is over-indebted (überschuldet) or insolvent (zahlungsunfähig). No insolvency proceedings have been instituted against the assets of the Seller and/or the Guarantor, neither has the institution of such proceedings been denied for lack of assets or an application been filed for such proceedings.

6.7	Intellectual Property, IT

6.7.1
Except as disclosed in Annex 6.7.1.1 all intellectual property rights owned by either of the Curamik Holding Companies which (i) have been used during the last 2 (two) years or (ii) are being used by the Target Companies at the Signing Date or (iii) are required for the business of the Target Companies as currently conducted have been assigned to the Company according to the transfer agreement contained in Annex 6.7.1.2 (the “Curamik IP Transfer Agreement”) although the recording of the transfer of the intellectual property rights with the relevant registries might not yet have taken place and might therefore at the Signing Date and/or the Effective Date still be pending (the intellectual property rights transferred under the Curamik IP Transfer Agreement the "Curamik IP").

6.7.2
No third party has given written notice to any member of the Curamik Group that the Target Companies are infringing any third party intellectual property rights, and to the Seller’s Knowledge no third party is currently infringing or otherwise coming into conflict with the intellectual property rights used by the Target Companies.

6.7.3
After execution of the Curamik IP Transfer Agreement and subject to recording of the transfer of the Curamik IP with the relevant registries still pending the Target Companies own the Curamik IP free of any third-party encumbrances. No party other than the Target Companies has been granted a license to use those intellectual property rights.

6.7.4	The Company makes regularly and sufficiently backup files of the software, data and databases used by it.

6.8	Ownership of Assets

Except as set forth in Annex 6.8, the Company is the legal (rechtlicher) or beneficial (wirtschaftlicher) owner of the fixed assets (Anlagevermögen) shown in the Audited Interim Accounts for the period ended on 30 September 2010 and the Subsidiaries are the legal or beneficial owner of the fixed assets (Anlagevermögen) shown in the respective Annual Accounts of the Subsidiaries for the financial year ending on 31 March 2010. The Company is the legal or beneficial owner of the current assets (Umlaufvermögen) shown in the Audited Interim Accounts for the period ended on 30 September 2010 as far as these assets have not been sold, replaced, fulfilled, settled, given as security or otherwise disposed of in the ordinary course of business. The Subsidiaries are the legal or beneficial owner of the current assets (Umlaufvermögen) shown in the respective Annual Accounts of the Subsidiaries for the financial year ending on 31 March 2010 as far as these assets have not been sold, replaced, fulfilled, settled, given as security or otherwise disposed of each in the ordinary course of business.

6.9	Customers and Suppliers

No member of the Curamik Group has received any written notice that (i) any customer of any of the Target Companies intends in the future to stop entirely, or decrease in a material amount, the purchase of products from the Target Companies as compared with the sales during the period from 1 April 2010 until the Signing Date or (ii) any supplier of any of the Target Companies will be in-

stituting, or expects to institute, a material change in the price of raw materials, supplies, goods or services provided to any of the Target Companies. Annex 6.9 contains a list of all sole-source suppliers from which the Target Companies purchase goods, materials and/or services in the amount of more than EUR 1,000,000.00 (in words: Euro one million) p.a. in each individual case (the "Sole Source Suppliers").

6.10	Insurances

6.10.1
Annex 6.10.1 lists all insurances taken out by, or for the benefit of, the Target Companies, their assets, business operations, managing directors, supervisory board members or employees since 2002 that are in force on the Signing Date (collectively referred to as the "Insurance Agreements" and each of them as a "Insurance Agreement"), and indicates the entity within the Curamik Group Companies which is the owner of such policies. The Parties are aware that the group insurances (Gruppenversicherungen) listed in Annex 6.10.1 have to be terminated after the Transfer has become effective according to Clause 2.3.

6.10.2
No events have occurred since 31 December 2007 which entitled or entitle the Target Companies, or any other entity within the Curamik Group Companies on behalf of the Target Companies, to any insurance benefits from the insurances listed in Annex 6.10.1 in an amount in excess of EUR 25,000.00 (in words: Euro twenty five thousand) with respect to each event, or due to which such benefits have actually been claimed.

6.11	Material Agreements

6.11.1
To the Seller’s Knowledge Annexes 6.11.1.1(a) to (j) list all agreements to which the Target Companies are parties and which have not yet been fully performed by both parties to such agreements (collectively the "Material Agreements" and each of them as a "Material Agreement"), falling within one or more of the categories set forth below:

(a)	Agreements relating to the acquisition, sale, lease or encumbrance of real property or rights similar to real property;

(b)
agreements relating to the acquisition or sale of fixed assets, with a value of EUR 100,000.00 (in words: Euro one hundred thousand) or more in the individual case, and agreements relating to the acquisition or sale of enterprises, businesses or parts thereof;

(c)
loan or other credit agreements entered into as lender or borrower (except for customary extensions of payment periods for receivables or payables granted or received in the ordinary course of business) as well as factoring agreements;

(d)	guaranties, suretyships (Bürgschaften), assumption of debts (Schuldübernahme, Schuldbeitritt), comfort letters or similar legal instruments;

(e)	agreements with Key Customers or Key Suppliers;

(f)	agreements with authorized dealers (Vertragshändler) or commercial agents (Handelsvertreter);

(g)
agreements with employees of the Company providing for a fixed annual salary gross exceeding EUR 75,000.00 (in words: Euro seventy five thousand) and agreements which provide for individual incentive payments or relate to profit or revenue participations, stock options, and similar agreements or schemes;

(h)
collective bargaining agreements (Tarifverträge) to which any of the Target Companies is subject, including those effected by virtue of a decree of universal application (Allgemeinverbindlichkeitserklärung) and shop agreements (Betriebsvereinbarungen);

(i)
agreements prohibiting or limiting the ability of the Company or any Subsidiary to engage in any business activity or to compete with any person (including any exclusive purchasing or sales agreements);

(j)	any agreement under which a material amount of the manufacturing process of the Target Companies has been outsourced to a third party.

6.11.2
None of the parties to the Material Agreements and Insurance Agreements (except for the group insurances as listed in Annex 6.10.1) has given written notice to the Target Companies of termination, intention to terminate, or breach of contract. To the Seller's Best Knowledge, no Target Company is in default or breach of its main obligations (Hauptleistungspflichten) under any Material Agreement or Insurance Agreement (excluding agreements with Key Customers and Key Suppliers) according to the terms and conditions thereof.

6.12	Product Liability

To the Seller's Best Knowledge, third parties have not issued written notice to the Target Companies that products or services manufactured, sold, distributed or otherwise delivered for the use of third parties by the Target Companies could give rise to liabilities or other obligations under product liability.

6.13	Public Subsidies

Annex 6.13 contains a list of subsidies granted to the Target Companies for certain research & development projects (the "Subsidies"). To the Seller's Best Knowledge as of the Signing Date, (i) none of the Subsidies is subject to any pending proceedings for cancellation (Rücknahme) or revocation (Widerruf), and (ii) there are no circumstances that may reasonably be expected to result in a cancellation, revocation or restriction of any Subsidy.

6.14	Compliance with Law

The Target Companies hold all material governmental and regulatory approvals and permits necessary to operate their businesses as conducted on the Signing Date (the "Permits"). To the Seller's Best Knowledge (i) the business of the Target Companies have been  operated in compliance with the Permits and other material public law regulations since 1 January 2007 in all material respects (ii) none of the Permits is subject to any pending proceedings for cancellation (Rücknahme), revocation (Widerruf) or restriction and (iii) there are no circum-

stances that may reasonably be expected to result in a cancellation, revocation or restriction of any Permit.

6.15	Ordinary Course of Business

Since 30 November 2010 until the Effective Date, the Target Companies have not, outside the ordinary course of business,

(i)           disposed of any of their assets or

(ii)           delayed payment of any of their due liabilities

which are included in the Net Working Capital as defined in Clause 3.3  and which had the following cumulative effects:

(a)
an increase of Cash of the Target Companies as of 31 December 2010 so that Item 9 of the table in Clause 3.3 will be increased for the calculation of the Final Purchase Price according to Clause 4.2(a) and

(b)	a decrease of the Net Working Capital as compared to the Preliminary Net Working Capital according to Clause 4.2(c), and

(c)	the Net Working Capital Difference exceeding the amount of EUR 8,600,000.00 so that the Net Working Capital Difference is limited according to Clause 4.2(c)(iv).

The Buyer has to prove all facts and circumstances leading to a claim under the warranty in this Clause 6.15, including the fact that the relevant transaction was outside the ordinary course of business. The Buyer can only claim amounts in excess of the amount of EUR 8,600,000.00.

7.	SUPPLEMENTARY PROVISIONS REGARDING THE WARRANTIES

7.1	The Warranties are given as per the Signing Date except for the Warranties contained in Clauses 6.3.1 and 6.3.2 which are given as per the respective balance sheet date (Bilanzstichtag).

7.2
The Seller is not liable for the incorrectness of its Warranties if one of the following persons actually knows the facts (the "Buyer’s Knowledge"), which lead to the incorrectness of one or more Warranties: Terrence Mahoney, Michael St. Lawrence, Dennis Loughran, Robert Daigle, Paul Middleton, Brett Kilhenny, Ani Shere, Anita Jain, Bettina Van de Keere, Erdal Harmanci, Frank Bolle, Gerard Gatineau, Jim Kelly, Joe Chun, Luc De Busscher, Luc Van Eenaeme, Ron Pelletier, Tim Creegan and Kristin Gansbeke. One of the aforementioned persons is deemed to have knowledge of all documents, data and information (i) contained in this Agreement or any of its Annexes, (ii) made accessible to the Buyer preceding this Agreement in writing (including any written management presentation or fact books) and/or (iii) made accessible to the Buyer preceding this Agreement in the data room (including the Q&A-log), which data room documents, data, and information are listed in the data room index contained in Annex 7.2 and which are stored in electronic form on three CD-ROMs (two with the data room documents and one with the data room index and the Q&A log) ("CD-ROM Bundle"). Two sets of CD-ROM Bundles shall be deposited with the notary public Dr. Henryk Haibt in Düsseldorf. The notary public is allowed to hand over both sets of the CD-ROM Bundles after 31 December 2020 to the Parties: one to the Buyer and one to the Guarantor. If the hand-over to any of the Parties does not occur within three weeks after the notary public has issued to the respective Party or its respective legal counsel to the address provided in Clause 14.2 and 14.3 a written request to receive the respective CD-ROM Bundle then the notary public is entitled to destroy the respective CD-ROM Bundle. During the deposition period each Party may at any time upon written request and agreement with the notary public inspect (einsehen) the content of the CD-ROM Bundle and take print-out or copies thereof.

7.3
The Seller is also liable for the incorrectness or incompleteness of its Warranties even if the relevant incorrectness or incompleteness is not its fault. To the extent to which the Seller’s knowledge or best knowledge is decisively relevant to the Warranties, it is only liable if at least one of the following persons has actual knowledge of the underlying facts (the "Seller’s Best Knowledge" or the "Seller’s Knowledge"), which lead to the incorrectness of the respective Warranty, whereas other principles of the attribution of knowledge and the principles of the liability for failure to provide proper organisational structures (Organisationsverschulden) do not apply: Roland Schmider, Achim Reisser, Martin Welling, Paul Jähn, Rudolf Schmalhofer, Anette Enders, Karsten Schmidt, Jörg Günther, Thomas Hauser, Dr. Thomas Bärtl, Gerd Luth, Manfred Götz, Martina Gehringer, Jens Kocher, Olivier Weddrien, Christian Futterlieb and Daniel Seifert. The knowledge of members of organs of the Company or of advisors to the Seller is not attributed to the Seller.

8.	LEGAL CONSEQUENCES IN CASE OF INCORRECT WARRANTIES

8.1
If one or more Warranties are incorrect and liability is not excluded pursuant to Clause 7 the Buyer must inform the Seller and the Guarantor about the possible existence of a claim pursuant to this Agreement without undue delay after acquiring knowledge of the essential facts giving rise to the claim. A breach of this duty of information leads to an exclusion of the Seller’s and the Guarantor's liability if, but only to the extent such breach results in an increase of damages or affects the ability of the Seller or the Guarantor to avoid or mitigate the damages of the Buyer or the Company.

8.2
To the extent to which the Seller or its advisors under a professional duty of confidentiality consider necessary for the assessment of the merits of the claim, the Buyer must reason the claim asserted and support it with available documentation within three weeks after the first notification. At the latest four weeks after the first notification, the Seller will inform the Buyer about whether it acknowledges or disputes the claim asserted; to the extent that it acknowledges the claim asserted, it will also notify the Buyer of whether and by when it will create the situation which would exist if the relevant Warranty or Warranties were correct (restitution in kind, Naturalrestitution). If

(a)           the Seller does not inform the Buyer within the agreed four-week time-limit or

(b)
whilst acknowledging the claim asserted nevertheless (i) refuses restitution in kind, (ii) fail to make restitution in kind properly or in time or (iii) restitution in kind is impossible or is insufficient to compensate the Buyer pursuant to section 251 para. 1 BGB, the Buyer can exclusively demand damages in money.

8.3
Claims by the Buyer pursuant to this Clause 8 only exist to the extent to which no actually recoverable claims exist against third parties, in particular against insurance companies. As long as the Buyer pursues claims against third parties, the limitation period set forth in Clause 8.7 shall be suspended (gehemmt) if the Buyer can prove his active pursuit of the claims to the Seller and the Guarantor. The principles on the calculation of damage, loss mitigation and loss-offsetting (Schadensberechnung, Schadensminderung und Vorteilsausgleich) pursuant to sections 249 et seq. BGB apply to all claims by the Buyer pursuant to this Agreement.

8.4
The Buyer is not entitled to any payment claim under any provision of this Agreement to the extent that the facts and circumstances that justify such payment claim have already been taken into account under another payment claim of the Buyer that has been fulfilled by the Seller or the Guarantor, in particular as an adjustment of the Purchase Price according to Clause 4 (no double-dipping).

8.5
The Buyer is not entitled to demand damages in money pursuant to this Clause 8 if and to the extent the relevant claim is reflected as a liability (Verbindlichkeit), covered by a provision (Rückstellung) and/or taken into account by individual value adjustments (Einzelwertberichtigung) in the Final Effective Date Accounts.

8.6
The Buyer is entitled to demand damages pursuant to this Clause 8 only to the extent that the sum of all claims exceeds EUR  1,000,000.00 (in words: Euro one million) in which case the Buyer shall be entitled to claim only the exceeding amount of damages (allowable deduction - Freibetrag) (the "Basket"). In the calculation of the sum of the claims, individual claims are only taken into consideration if and to the extent that they exceed EUR 20,000.00 (in words: Euro twenty thousand) (de minimis). The Seller's total liability for claims pursuant to Clauses 5 to 8 is restricted to a maximum amount of 25% of the Final Purchase Price; however, to the extent that the claims are based on the breach of Warranties in Clauses 6.1.2, 6.1.3 and 6.6.3, the maximum liability amount is 100 % of the Final Purchase Price (the "Cap"). In no event the liability of the Seller under this Agreement shall exceed the Final Purchase Price.

8.7	Except as otherwise set forth in Clause 8.3, the Buyer’s claims pursuant to this Clause 8 for the breach of Warranty

(a)	in Clauses 6.1.2, 6.1.3 and 6.6.3 become statute-barred 5 (five) years after the Effective Date,

(b)	in Clause 6.7.1(iii) become statute barred 12 (twelve) months after the Effective Date, and

(c)	all other Buyer's claims pursuant to this Clause 8 become statute-barred 18 (eighteen) months after the Effective Date.

The claims become statute-barred irrespective of the Buyer's Knowledge of the claim. Section 215 BGB does not apply.

8.8
The Buyer must ensure that the Seller and the Guarantor are informed as soon as reasonably possible if third parties assert or threaten claims against the Buyer or the Companies that might lead to a liability of the Seller pursuant to this Clause 8 (the "Liability-Relevant Third Party Claims"). Clause 8.1 Sentence 2 applies mutatis mutandis. The Buyer must in addition ensure that all available documents and information required for the assessment whether there are valid grounds for the asserted or threatened Liability-Relevant Third Party Claims are made available to the Seller, the Guarantor and their advisors bound to professional secrecy. The Buyer must give the Seller and the Guarantor the chance to take over the defense of any Liability-Relevant Third Party Claim at their own costs and expenses. The Buyer must in particular ensure that no declarations are made or settlements concluded to end any proceedings which the Seller or the Guarantor is taking over the defense without the prior consent of the Seller and the Guarantor. Notwithstanding any provision contained herein to the contrary, the Seller and the Guarantor shall not have the right to assume control of such defense if such claim (i) seeks non-monetary relief (nicht auf Zahlung gerichtete Ansprüche, z.B. Erfüllungsansprüche, Unterlassungsansprüche, einstweilige Verfügungen etc.), (ii) involves criminal allegations and/or (iii) involves a claim against or by a Key Customer or Key Supplier; regarding any claim involving non-monetary relief and/or against or by a Key Customer and/or Key Supplier the Buyer shall take any and all measures and actions reasonably necessary to give the Seller the opportunity to participate in the respective lawsuit, in particular to include the Seller into the respective lawsuit by way of third party intervention (Nebenintervention), third-party notice (Streitverkündung) or similar instruments under applicable law, and, to the extent required to enable the intervention, third party notice or similar instrument, assign the relevant claim the Buyer might have against the Seller and/or the Guarantor under this Clause 8 (Regressanspruch) to the respective Target Company which is involved in the lawsuit.

8.9
The Buyer is only entitled to claims and rights due to incorrectness of the Warranties to the extent to which they are expressly provided for in this Agreement. Otherwise, all other rights and claims of the Buyer of whatever nature, in particular further-reaching claims due to defects or equalisation claims, claims pursuant to section 280 BGB which would in earlier case-law have been understood as claims out of culpa in contrahendo or positive breach of contract, rights of rescission for the lack of important characteristics, and claims arising from Section 313 BGB, are excluded to the extent permitted by statute. The exclusion of liability also applies to claims of the Buyer under this Agreement for a reduction of the Purchase Price, damages for an interruption of business, internal costs or fixed overhead costs, reimbursement for wasted expenditure, compensation for loss of profit or reduction in value due to loss of income, compensation for consequential loss, claims because the Purchase Price was calculated on the wrong basis or because the loss should have been calculated taking into consideration the Buyer's valuation method, as well as to any tax consequences of payments by the Seller after recourse on the basis of this Agreement. The exclusion of liability pursuant to this Clause 8.9 does not apply to claims based upon willful deceit (arglistige Täuschung) and intentional misconduct (vorsätzliches Handeln) which shall remain unaffected. The exclusion of liability pursuant to this Clause 8.9 also applies to the extent to which Warranties are given exclusively as of the Signing Date become incorrect after the conclusion of this Agreement. Clauses 9 and 10 remain unaffected.

8.10
If, contrary to the intent of the Parties, the provisions of this Agreement restricting the Seller’s or the Guarantor's liability are considered invalid, the Buyer hereby waives the assertion of claims which extend beyond the content or time boundaries of these provisions, irrespective of their validity.

9.	TAX AND OTHER PUBLIC LEVIES

The rights and obligations of the Parties regarding the tax affairs of the Target Companies are set out in Annex 9.

10.	WITHDRAWAL FROM THE AGREEMENT

10.1
The Seller is entitled to withdraw from this Agreement by means of a written declaration if, in spite of a period of grace set by it, the Preliminary Purchase Price is not paid in full within 2 (two) weeks after the Effective Date.

10.2
The Buyer is entitled to withdraw from this Agreement by means of a written declaration if the Preliminary Profit and Loss Transfer Amount is not paid by the Company to the Seller in full within 60 hours after the principal amount of the Buyer Loan has been received (gutgeschrieben) by the Company from the Buyer.

10.3	Other contractual or statutory withdrawal rights which are not expressly provided for in this Agreement are excluded as far as legally permissible.

10.4	Clauses 13, 14, 16, 17 of this Agreement shall survive in case of a withdrawal from this Agreement.

11.	COVENANTS AND OTHER OBLIGATIONS OF THE SELLER AND THE BUYER

11.1
The Guarantor will procure that Curamik Holding GmbH will provide to the Company transitional services for a service charge in accordance with the transitional service agreement attached as Annex 11.1.

11.2
The Buyer and the Seller shall procure that the sale and transfer agreement attached as Annex 11.2 relating to the sale of certain assets of Electro Thermal Components Ltd., Hong Kong, PRC with registered offices in Hong Kong to the Buyer, or an entity designated by the Buyer will be signed without undue delay after all conditions precedent in Clause 2.3(a) to 2.3(d) have been fulfilled.

11.3
The Guarantor shall procure that the Curamik Holding Companies cease to use any trademark (Marke), corporate name (Firma) or parts thereof (Firmenbestandteil) and/or other names used by any of the Target Companies within 6 (six) weeks after the Effective Date.

11.4
The Seller and the Guarantor will procure that all intercompany receivables and payables between each of the Target Companies on the one hand and each of the Curamik Holding Companies on the other hand as at 31 December 2010 (excluding the receivable resulting from the Profit and Loss Transfer Agreement for profits of the fiscal year beginning on 1 April 2010 and ending on 31 December 2010 which will be fulfilled according to Clause 5) will be settled until the Effective Date. The Parties agree that the Buyer shall not have any rights or claims of whatever nature under this Agreement as the result of the termination of the Intercompany Agreements and the Buyer hereby waives any such rights or claims.

11.5	Buyer’s financial reporting

In connection with the Buyer’s financial reporting requirements under Article 11 and Rule 3.05 of Regulation S-X on Form 8-K, the Seller agrees to, and the Seller shall cause each member of the Curamik Group to, use its reasonable efforts to assist the Buyer in connection with the preparation of pro-forma unaudited combined financial statements for the Buyer and the Company for the year ended 31 December 2010; provided that such assistance shall be provided at the Buyer's expense, during normal business hours, under the supervision of the Seller's personnel and in such a manner so as not to interfere with the normal operations of the Seller or any member of the Curamik Group. In connection with the foregoing, the Seller will authorise its auditors to provide certain work papers related to the Target Companies to the Buyer, subject to the execution by the Buyer of any non-reliance letters or other reasonable acknowledgement related thereto as the Seller’s auditors may request and provided that (i) Seller has given prior written approval for disclosure (such approval not unreasonably delayed or withheld)  and (ii) any information in such workpapers not related to the Target Companies shall be redacted prior to access by the Buyer of such workpapers. Notwithstanding anything to the contrary in this Agreement, (i) the Seller shall not be required to disclose or cause the disclosure of any information to the Buyer if such disclosure would be reasonably likely to jeopardize any attorney-client or other legal privilege or contravene any applicable laws, fiduciary duty or binding agreement entered into prior to the date hereof, and (ii) neither the Curamik Group Companies nor the Guarantor shall be liable for the accuracy, correctness and/or completeness of the disclosed information and/or assistance described herein.

11.6	Environmental Indemnity

The Seller shall indemnify from and hold harmless the Buyer and/or – at the election of the Buyer – the Company, from and against any and all damages, liabilities, losses, fines, penalties, costs or expenses incurred, suffered or sustained by the Company and any other third party claims resulting from any detrimental soil contamination (schädliche Bodenveränderungen) according to Section 2 para. 3 of the German Federal Ground Protection Act (Bundesbodenschutzgesetz, "BBodSchG") and/or any detrimental water (including groundwater) con-

tamination (schädliche Gewässerveränderungen) according to Section 3 no. 10 of the German Federal Water Act (Wasserhaushaltsgesetz, "WHG") in connection with the chlorinated hydrocarbons and the underground storage tanks each as identified in the extracts from environmental expert report of ERM GmbH which is attached hereto as Annex 11.6 (the "Known Contamination").

Indemnification claims of the Buyer due to contamination other than the Known Contamination are expressly excluded as far as legally permissible.

The Buyer is entitled to further investigate the business premises of the Company. However, if the main purpose of such investigation is to examine the Known Contamination then

(i)	the intrusive investigation is limited to a reasonable and necessary extent and to reasonable and necessary measures for an examination of the Known Contamination,

(ii)
the Buyer keeps the Seller and the Guarantor informed about any measures which shall be initiated in respect of the research 2 (two) weeks in advance in writing and of the outcome of the research and gives the Seller and/or the Guarantor the opportunity to comment upon the results of the investigation before it is submitted to the authorities and

(iii)	the research is not started before the Final Effective Date Accounts have become binding between the Parties in accordance with the procedure set out in Clause 4.1.

If the Buyer does not comply with the conditions in the preceding sentence, the Seller shall not be obliged to indemnify the Buyer under this Clause 11.6. Any amounts paid under this Clause 11.6 are credited against and subject to the Basket and the Cap. Clause 8.4 applies mutatis mutandis. Claims under this Clause 11.6 become statute barred 5 (five) years after the Effective Date irrespective of the Buyer’s Knowledge.

11.7
The Buyer will assist and will procure that the Target Companies assist the Seller and the Guarantor to agree on a release of all guarantees, suretyships or other security which have been given or issued by the Curamik Holding Companies for the benefit of the Target Companies (the "Curamik Holding Security") or on a transfer of the Curamik Holding Security to the Buyer or its affiliated companies within the meaning of Section 15 AktG. Curamik Holding Security are in particular, but not limited to, (i) the guarantees issued by the Curamik Holding Companies for bank loan Mizuho Bank and (ii) the letter of comfort (Patronatserklärung) issued by the Curamik Holding Companies for the real estate leasing agreements with Sario.

11.8
The Buyer will indemnify the Curamik Holding Companies or the Guarantor if claims are made by creditors of the Target Companies (i) under Curamik Holding Security or (ii) according to Section 303 AktG (being applicable by analogy as the case may be)  due to the termination of the Profit and Loss Transfer Agreement or (iii) under similar provisions which provide for a liability of the Curamik Holding Companies for liabilities of the Target Companies.

11.9
The Parties must provide each other with all information, and shall execute and deliver or procure to be done, executed and delivered all such further acts, deeds, documents, instruments of conveyance, assignment and transfer and other acts as may be reasonably necessary and/or appropriate in order to consummate the transactions contemplated under this Agreement. Further, the Buyer shall provide the Seller with any files (Akten) relating only to the Curamik Holding Companies upon written request setting forth the requested files.

11.10
The Seller and the Buyer shall use their best efforts to procure that a tax audit (Betriebsprüfung) of the Target Companies covering periods (Veranlagungszeiträume) up to and including the Effective Date is conducted and finalized as soon as reasonably possible.

11.11
The Buyer will procure that the Company (i) will enter into a new management agreement (Geschäftsführeranstellungsvertrag) with Roland Schmider with effect as from 1 January 2011, (ii) will not assume any costs and liabilities resulting from the current management agreement with Roland Schmider and its termination (iii) will assume the agreements with Rudolf Schmalhofer attached as Annex 11.11 with debt releasing effect together with any obligations, costs and liabilities resulting therefrom (Vertragsübernahme mit schuldbefreiender Wirkung) with effect as from 1 January 2011. The Company has not assumed or entered into any management or employment contract or offered such contract with Roland Schmider, Achim Reisser and Martin Welling or any other person employed at the Curamik Holding Companies within the last year before and including the date on which all conditions precedent set forth in Clause 2.3(a) to 2.3(d) have been fulfilled. The Seller shall indemnify and hold harmless the Company against and from any and all costs, expenses and liabilities of the Company arising out of and/or in connection with a breach of the obligations in the preceding sentence.

11.12
The Company undertakes and the Guarantor and the Seller shall ensure that the Preliminary Profit and Loss Transfer Amount shall be paid by the Company to the Seller immediately after the receipt of the principal amount of the Buyer Loan by the Company.

11.13
From the 31 December 2010 to the date on which the Transfer is becoming effective, except as otherwise contemplated by this Agreement or as otherwise agreed by the Buyer in writing, the Seller and the Guarantor will ensure that the Target Companies conduct their business, in all material respects, in the ordinary course and in a manner consistent with past practices by not taking any of the following actions:

a.	Declare or pay any dividends, or make any other distributions (except with respect to the Preliminary Profit and Loss Transfer Amount) to the Seller and its affiliated companies;

b.
Incur any debt obligation (other than the Buyer Loan), or make any loan of more than EUR 50,000.00 (in words: Euro fiftythousand) to any third party (except with respect to trade payables and normal advances to employees);

c.	Change any agreements with employees or managing directors unless re-

quired under law, collective bargaining agreements, and/or existing employment contacts;

d.	Enter into any employment or management contracts (except contracts with newly hired persons whose annual compensation is less than EUR 75,000.00 per year);

e.	Alter any existing pricing strategies with customers; or

f.	Commit to do any of the foregoing.

12.	MERGER CONTROL

The Parties agree that merger control clearance is not necessary for the consummation of this Transaction. If the Parties discover that this assumption is not correct the Buyer will without undue delay and with the assistance of the Seller initiate and perform all necessary steps and actions required for merger control clearance for the Transaction.

13.	CONFIDENTIALITY AND PROVIDING INFORMATION TO THIRD PARTIES

13.1
The Curamik Group Companies must, without limitation in time, keep secret any confidential matters of the Target Companies. Confidential matters of the Target Companies are any matters which the Target Companies have a legitimate interest in secrecy and in relation to which no statutory disclosure obligations exist.

13.2
The Parties must keep secret the contents of this Agreement to the extent that no statutory or regulatory disclosure obligations exist or the respective other Party has not consented to the disclosure. The Parties must also keep secret any information they have received about each other and about the enterprises affiliated with the respective other Party as defined in section 15 AktG since they have started talks about the acquisition of the Shares, to the extent that such information is not known or available to the public, or the respective other Party has not consented to the disclosure of the information. To the extent the Buyer is obliged under any statutory or regulatory provision (including but not limited to the financial reporting requirements as described in Clause 11.5) to disclose confidential information, the Buyer shall use best efforts to reduce such confidential information to a reasonable minimum.

13.3
The provision of information about the conclusion of this Agreement, to the employees and business partners of the Target Companies must be mutually co-ordinated, while complying with all statutory disclosure obligations, in particular under the Works Constitution Act (Betriebsverfassungsgesetz, "BetrVerfG"). Likewise, the provision of information to the public about the conclusion of this Agreement, in particular by way of a press release, must be mutually co-ordinated.

14.	NOTICES

14.1	Unless provided otherwise in this Agreement, all declarations of the Parties under this Agreement that require receipt by the respective other Party must be made by registered mail with recorded delivery; they should at the same time be sent by telefax or email. The date of the postmark is relevant for the adherence to the time-limit.

14.2	The Seller and the Guarantor appoint

Mr. Olivier Weddrien
DZ Equity Partner GmbH
Platz der Republik
60265 Frankfurt am Main
Fax +49 69 74471632

copy to:

Dr. André Schwanna
Clifford Chance
Mainzer Landstraße 46
60325 Frankfurt am Main
Fax +49 69 71994000

The Company appoints

Mr. Roland Schmider
Curamik Electronics GmbH
Am Stadtwald 2
92676 Eschenbach
Fax +49 9645 9222100

and the Buyer appoints

Mr. Konstantin Günther
McDermott, Will & Emery Rechtsanwälte Steuerberater LLP
Stadttor 1
40219 Düsseldorf
Fax +49 211 30211555

as (joint) authorised agent for the receipt of all declarations that require receipt by the respective other Party.

14.3	The Seller and the Guarantor appoint

Mr. Olivier Weddrien
DZ Equity Partner GmbH
Platz der Republik
60265 Frankfurt am Main
Fax +49 69 74471632

The Company appoints

Mr. Roland Schmider
Curamik Electronics GmbH

Am Stadtwald 2
92676 Eschenbach
Fax +49 9645 9222100

and the Buyer appoints

Mr. Konstantin Günther
McDermott, Will & Emery Rechtsanwälte Steuerberater LLP
Stadttor 1
40219 Düsseldorf
Fax +49 211 30211555

as (joint) authorised agent for the receipt of a complaint and for service of any documents that must be served on the respective other Party in the course of proceedings.

14.4
Each Party may at any time appoint one or more other authorised agents for the receipt and/or service of declarations and/or documents served and/or communicate other addresses to the respective other Party. However, for each Party at least one authorised agent for the service of documents must be appointed who is resident in the Federal Republic of Germany.

15.	RESTRICTIONS ON TRANSFER

Claims out of or in connection with this Agreement can only be transferred with the prior consent of the respective other Party. Consent is not required with regard to transfers from the Buyer to enterprises affiliated with it as defined in section 15 AktG if the transferring Party remains liable for its obligations under this Agreement.

16.	COSTS AND TRANSFER TAXES

The costs of notarisation, as well as the other transfer costs resulting from the conclusion and implementation of this Agreement and any transfer Taxes (Verkehrssteuern) in particular any possible real estate transfer taxes, must be borne by the Buyer. Notwithstanding the foregoing, the costs and fees relating to the registration of the transfer of the Curamik IP in all jurisdictions where such property is registered must be borne by the Seller. The costs arising in connection with a possible notification of the acquisition project to the competent merger control authority, including the costs charged by the competent merger control authority, must be borne by the Buyer. The costs of an expert opinion that may become necessary under Clause 4.1 must be borne by the Parties in proportion to the result of such opinion; to the extent that the auditing firm preparing the expert opinion requests advance payments towards costs, the Parties are mutually obliged to bear these in equal parts. For the remainder, each Party must bear its own costs, including the costs of its advisors. For the avoidance of doubt, the transfer Taxes shall not include any Taxes resulting from the capital gain (Veräußerungsgewinn) of the Seller or any other Taxes payable by the Seller due to the sale and transfer of the Shares by the Seller to the Buyer; the claims of the Buyer under the provisions set forth in Annex 9 remain unaffected.

17.	FINAL PROVISIONS

17.1
The Guarantor shall be jointly and severally liable (gesamtschuldnerisch haftbar) within the meaning of Section 421 German Civil Code for any and all payment obligations of the Seller of any kind (Ansprüche auf Zahlung in Geld gleich welcher Art) arising out of and/or in connection with this Agreement and the transactions contemplated thereunder including the indemnification obligations hereunder and the obligation of the Company for repayment of the Buyer Loan to the Buyer in case the Buyer or the Seller have withdrawn from this Agreement. In no event the liability of the Guarantor under this Agreement shall exceed the liability of the Seller which according to Clause 8.6 shall in no event exceed the Final Purchase Price, and in case of a withdrawal from this Agreement the Preliminary Purchase Price. All information and participation rights of the Seller against the Buyer under this Agreement as well as all obligations of the Buyer hereto apply towards the Guarantor mutatis mutandis (regardless of whether or not this Agreement expressly provides for such rights and obligations vis-à-vis the Guarantor).

17.2
This Agreement (including the Annexes, which are an integral part of this Agreement) contains the entire agreement reached between the Parties on the subject of this Agreement. There are no side agreements.

17.3
Amendments and supplements to this Agreement as well as the waiver of any rights under this Agreement must be in writing in order to be valid unless notarisation is required. This also applies to any amendment to, or cancellation of, this written form clause.

17.4
All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) which are in force at the relevant time without recourse to the ordinary courts of law. The place of arbitration is Munich. The arbitral tribunal consists of 3 (three) arbitrators. The substantive law of Germany is applicable to the dispute and this Agreement is to be interpreted exclusively consistent with German law and usage of terminology. This includes, without limitation, the legal concepts and terms contained in this Agreement, the English translations of which may not be identical with the original German terms in their respective legal understanding. Where a German term has been inserted in quotation marks and/or italics, such term alone (and not the English term to which it relates) shall be authoritative for the interpretation of the respective provision. The language of the arbitration proceedings is English, provided, however, that written evidence may be submitted in either the English or German language.

17.5	Any days other than Saturdays, Sundays and bank holidays in Frankfurt am Main, Germany are referred to in this Agreement as "Bank Working Days", each a "Bank Working Day".

17.6
Should a provision of this Agreement or a provision later on included in this Agreement be or become null and void as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions. Instead of the null and void provision, or in order to fill the gap, such valid and practicable regulation must be agreed that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point when entering into this Agreement. If the nullity of a provision is due to a degree of performance or time (period or deadline) laid down in this provision, then the provision is deemed to be agreed with a legally permissible degree that comes closest to the original degree.

The notary instructed the persons appearing:

•
about the liability for additional contributions; section 26 German Act on Limited Liabilities Companies (Gesetz betreffend die Gesellschaften mit beschränkter Haftung "GmbHG") and subsidiary payments (section 3 GmbHG);

•	about the contingent liability for the non-payment of contributions (section 22, 24 GmbHG) and for prohibited disbursements (section 31 para 3 GmbHG);

•	about the liability for any shortfall in the share capital at the Company's registration (section 9 GmbHG);

•
that, if under the Company's Articles of Association the transfer of the Shares is subject to the Company's or the shareholders' consent, it is provisionally invalid until the consent is granted (section 15 para 5 GmbHG);

•
that pursuant to section 16 GmbHG in the case of a change to the group of shareholders or the amount of their shares only such person is considered a shareholder by the GmbH who is entered as such in the list of shareholders registered with the commercial register, and about the risk that acts done by a buyer in his capacity as shareholder may be invalid if he has not yet been entered in the list of shareholders;

•
that the notary can file a list of shareholders reflecting the acquisition of the Shares by the Buyer with the commercial register only upon the transfer of the Shares becoming effective; the notary is asked by the Parties to file the new list of shareholders with the commercial register of the Company without undue delay after the Effective Date;

•
about the legal consequences of a list of shareholders being incorrect, in particular the possibility and pre-conditions of an acquisition of shares in good faith from a non-shareholder entered in the list of shareholders, but also about the risk that a third party may acquire shares in good faith from the Seller as long as it is still entered in the list of shareholders, and about the importance of checking the correctness and completeness of the list of shareholders at regular intervals;

•	that it will be checked whether real estate transfer tax arises;

•	that the Parties are jointly and severally liable for any real estate transfer tax, and for the costs of notarisation of this Agreement.

The above Deed – including its Annex 5.3 - was read aloud in the presence of the notary to the persons appearing, was submitted to them for inspection, was approved by them and was personally signed by them and by the notary as follows:

Dr. Andre Schwanna

Dr. Benjamin Büttner

Dr. Patrick Nordhues

Notary Public Dr. Henryk Haibit [seal]

Index to Annexes
-------------

Pursuant to Item 601(b) of Regulation S-K, certain Annexes have been omitted from this Agreement. The registrant will furnish a copy of any omitted Annex to the U.S. Securites and Exchange Commission upon its request.

Annex A	Structure chart containing all Curamik Group Companies (as defined in the SPA) at the date of Signing
Annex 1.1	List of Shareholders (aktuelle Gesellschafterliste)
Annex 2.4	Draft of Closing Declaration
Annex 3.3.1	Pro Forma Effective Date Accounts as defined in Clause 3.3
Annex 3.3.2	Calculation of Preliminary Net Working Capital
Annex 5.1	Termination of Loss and Profit Transfer Agreement
Annex 5.3	Loan agreement for Buyer Loan
Annex 6.1.1	Articles of Association of the Company
Annex 6.1.5	Excerpt from the commercial register of the Company (Handelsregisterauszug)
Annex 6.3.1	Annual Accounts of the Target Companies as defined in Clause 6.3.1
Annex 6.3.2	Audited Interim Accounts of the Company
Annex 6.3.3	IT/IP/management services agreements as defined in Clause 6.3.3
Annex 6.4.1	List of sureties, guarantees, similar obligations assumed by the Target Companies for the benefit of the Curamik Holding Companies
Annex 6.4.2.1	List of all contractual agreements between Curamik Holding Companies on the one hand and Target Companies on the other hand
Annex 6.4.2.2	Termination Agreement regarding Intercompany Agreements
Annex 6.6.2
List of contracts between the Target Companies and their Key Customers (> EUR 2 mio.) and Key Suppliers (> EUR 1 mio.) with right to terminate these agreements in the event that shares being sold to a third party

Annex 6.7.1.1	List of IP rights that are not transferred
Annex 6.7.1.2	Transfer agreement relating to Curamik IP
Annex 6.8	List of fixed assets which are not owned by the Target Companies or which are otherwise encumbered with third party rights
Annex 6.9	List of all sole-source suppliers from which the Target Companies purchase goods, materials and/or services in the amount of more than EUR 1 mio. in each individual case
Annex 6.10.1	List of Insurance Agreements as defined in clause 6.10.1 (agreements since 2002 which are still effective)
Annex 6.11.1.1	List of Material Agreements as defined in clause 6.11.1 (including written notices of termination etc. as defined under Clause 6.11.2)
Annex 6.13	Subsidies
Annex 7.2	List of data room documents, data and information made accessible to the Buyer (Q&A Log and data room index)
Annex 9	Tax clause
Annex 11.1	Transitional service agreement
Annex 11.2	Form of sale and transfer agreement relating to certain assets of Electro Thermal Components Ltd., Hong Kong, PRC
Annex 11.6	ERM environmental report
Annex 11.11	Agreements with Rudolf Schmalhofer to be assumed by the Company

Annex A

Structure Chart Curamik Group

Curamik Holding GmbH
Klosterneuburg, AUT
¦
¦
¦
                               ----------------------------------------------------------------------
100%                                                            100%
Electrova curamik                                                       Electro-Thermal
GmbH Regensburg                                                     Techn. Components
GER                                                           Ltd.
¦
¦
¦
100%                                                                                                    )
curamik electronics                                                                                                )
GmbH                                                                                                       )
¦                                                                                                 )   Target
¦-----------------------------------------¦                                                                                                  )  Companies
100%                                                           100%                                   )
curamik electronics                                                      Curamik Electronics                                              )
K.K.                                                            Inc.                                         )
Tokio, Japan                                                         Dallas, USA                                                   )

Annex 9

TAX AND OTHER PUBLIC LEVIES

1.	The general definitions in this Agreement also apply to this Annex 9. References to Clauses refer to Clauses in this Annex 9 unless explicitly stated otherwise.

2.
The Target Companies have submitted all domestic and foreign Tax returns, declarations and statements that are due by the Effective Date, taking into consideration all time-limit extensions granted, whether express or implied, or will do so by the Effective Date. The Target Companies have paid, or retained and paid over, all Taxes that are due by the Effective Date, in each case in time and in full, or will do so by the Effective Date. For Taxes not yet due by the Effective Date for periods up until the Effective Date, the Final Effective Date Accounts must show corresponding liabilities or sufficient provisions. This also applies to the Taxes which fall due by the Effective Date for the Tax assessment period (Veranlagungszeitraum) in which the Effective Date falls.

3.
The Seller shall indemnify and hold harmless the Buyer or – at the election of the Buyer – the respective Target Company from and against any Taxes (including Taxes resulting from this indemnity) and shall compensate disadvantages out of Tax assessments and/or liabilities for Taxes (the "Tax Disadvantages") including an amount payable pursuant to Clause 2 as follows:

(a)
Any (i) Taxes unpaid and attributable to any Tax assessment period or part thereof ending prior to or on the Effective Date and (ii) withholding Taxes on constructive dividends occurred prior to the Effective Date, (in each case (i) and (ii) irrespective of when such Taxes become due and payable) asserted against the Target Companies and/or any Taxes for which any Target Company is and/or will be held liable under law or under an agreement or resulting from any act, omission or occurrences prior to or on the Effective Date, including any Taxes resulting from the invalidity or non-recognition of the Profit and Loss Transfer Agreement and the Tax consolidation (steuerliche Organschaft) or the termination of the Profit and Loss Transfer Agreement and of the Tax consolidation effective as of the end of the business year 2010 of the Company (expiry of 31 December 2010, 24:00 hours).

(b)
The Tax assessment does not result from changes to the Tax treatment by the Target Companies after the Effective Date (including changes to the valuation entries, transfer prices or their documentation, or in the exercise of Tax rights of choice including an election of the Buyer under Sec. 338 Internal Revenue Code), from legal transactions after the Effective Date (including an election of the Buyer under Sec. 338 Internal Revenue Code) which lead to a subsequent or retroactive Tax assessment relating to assessment periods ending prior to or on the Effective Date unless required under mandatory law or regulation, by official statements of any Tax authority, or as a consequence of any Tax audit of the Company and/or its Subsidiaries. Restructurings of the Target Companies or other transactions/measures with retroactive Tax effects (mit steuerlicher Rückwirkung) for the Tax assessment periods until 31 December 2010 are subject to prior consent of the Seller and the Guarantor.

(c)
To the extent to which the Tax Disadvantage in one Tax assessment period or part thereof is compensated by corresponding lower liabilities of the Target Company in the subsequent Tax assessment periods, there will be no compensation. This is universally applicable to all types of Taxes, in particular also for reductions of the corporate income Tax burden due to higher trade Taxes, reductions in value added Tax after the Effective Date in connection with a higher assessment before the Effective Date and advantages out of the alteration of Tax rates. In the calculation of the corresponding lower Tax liabilities in particular for corporate income Tax (including solidarity surcharge) and trade Tax purposes, a lump sum Tax rate (pauschaler Steuersatz) of 30% shall be applied (except for value added Tax (Umsatzsteuer) liabilities which shall be calculated at the applicable Tax rate) and unaccrued interest (Abzinsung) will be deducted from these at 5 (five) % per year for any period up to 5 (five) years, or, for any period longer than 5 (five) years or if the period of unaccrued interest is uncertain, as a lump sum of 30 (thirty) %.

(d)
The Buyer is entitled to demand payment pursuant to this Annex 9 only if the sum of all claims for indemnification of Tax liabilities exceeds EUR  20,000.00 (in words: Euro twenty thousand) in which case the Buyer shall be entitled to claim the entire amount of claims for indemnifications of Tax liabilities (Freigrenze) (the "Tax Basket").

The Seller shall not be responsible for Taxes resulting from any failure of the Buyer to comply with any of its obligations under this Annex 9 to the extent such failure results in an increase of Seller’s liability under this Annex 9 or affects the ability of the Seller to avoid or mitigate the damages incurred by the Buyer or the Target Companies.

4.
The compensation for Tax Disadvantages pursuant to this Annex 9 is paid to the Buyer or, if the Buyer so desires, to the respective Target Company. The payment is due 5 (five) Bank Working Days before the Target Companies' Tax debt falls due, but at the earliest 5 (five) Bank Working Days after notification by the Buyer about the precise amount payable and the date on which it is due, to which a copy of the Tax assessment notice is attached. The Buyer agrees to provide the Seller such additional relevant data with respect to the amount payable and the Tax assessment as the Seller may reasonably request and as specified in reasonable detail in a written request of Seller. Payments to be made by Seller to the Buyer or the Target Companies under this Annex 9 shall become due and payable irrespective whether the Tax assessment is preliminary or final. Any differences between a preliminary Tax assessment and a final Tax assessment shall be compensated at the date when the respective Tax assessment becomes non-appealable (bestandskräftiger, nicht unter dem Vorbehalt der Nachprüfung stehender Bescheid).

If and to the extent the Buyer or the Target Companies have a claim for indemnification of Taxes against a third party the Buyer shall assign or procure that the respective Target Company assigns the claim against the third party to the Seller after and to the extent the Seller has indemnified the Buyer for such Taxes.

5.	Clauses 7 and 8 of the Agreement shall not apply.

6.
The Buyer's claims pursuant to this Annex 9 become statute-barred - to the extent to which they are based on a Tax assessment notice, Tax liability notice (Haftungsbescheid) or declaratory assessment notice (Feststellungsbescheid) - in each case 3 (three) months after such notice becomes final (materiell und formell bestandskräftiger, nicht unter dem Vorbehalt der Nachprüfung stehender Bescheid).

7.	The Buyer must ensure that

(a)
Tax declarations of the Target Companies which affect periods or occurrences up until the Effective Date will be produced in agreement with the Seller (hereinafter also including their advisors subject to a professional duty of confidentiality) which agreement not to be unreasonably withheld or delayed. The Buyer must ensure that all Tax declarations which must be prepared with the agreement of the Seller are forwarded to the Seller no later than 30 days before the expiry of any legal or administrative deadlines;

(b)
the Seller is informed about the initiation of audits by the Tax Authorities for periods until the Effective Date, and that the Seller is given the opportunity of participating in such audits and in their preparation; “audit” is every Tax audit within the meaning of Sections 193 et seq. of the German Tax Code (Abgaben-ordnung, “AO”) (including the final audit conference pursuant to Section  201 AO), every other Tax audit, in particular social security audits, as well as comparable proceedings under any foreign law. Notice must be given in writing, by telefacsimile and/or e-mail and include copies of every notification or other document related to the audit sent by the Tax authority. The Buyer will provide the Seller with all of the necessary documents (including the audit report pursuant to Section 202 AO);

(c)
the respective Target Company informs the Seller without undue delay, at the latest within 15 (fifteen) Bank Working Days, of Tax assessments which could lead to claims against the Seller, attaching copies of the relevant Tax assessment notices;

(d)
at the request and expense of the Seller, the respective Target Company lodges reasonable appeals against subsequent Tax demand notices and conducts legal disputes in accordance with the Seller’s reasonable instructions, unless this would involve material disadvantages for the Target Company, and will not conclude settlements, make concessions or agree other comparable regulations without the Seller’s prior consent which consent not to be unreasonably withheld or delayed for Taxes which can give rise to a claim against the Seller under this Annex 9;

(e)
the respective Target Company permits the Seller to take over the defense against Tax claims (negotiations, legal remedies, legal disputes) which can give rise to a claim against the Seller under this Annex 9 at its expense, unless this would involve material disadvantages for the respective Target Company.

(f)
the respective Target Company makes available to the Seller copies of documents as the Seller may reasonably request and as specified in reasonable detail in a written request of Seller which in the Seller’s view are relevant to its rights and duties out of this Annex 9 or for its own Tax interests, and informs Seller upon written request of Seller about the progress in the production of the declarations, assessments and proceedings and all contacts with Tax authorities, and

(g)
the Target Companies do not destroy any documents relevant for Tax purposes either before all possible claims by the Buyer against the Seller pursuant to this Annex 9 have become statute-barred, or before the expiry of the Tax obligation to keep records.

8.
The Seller and the Guarantor shall ensure all information which is relevant to the Buyer's rights and duties out of this Annex 9 or for its and the Target Companies’ own Tax interests, in particular to comply with any obligation under Tax laws and regulations, shall be made available to the Buyer and/or the Target Companies and informs Buyer without undue delay about the progress in the production of the declarations, assessments and proceedings and all contacts with Tax authorities to the extent that the Seller has taken over the defense against Tax claims (negotiations, legal remedies, legal disputes).

9.	The Buyer takes responsibility for the following payments to the Seller and for informing it without undue delay about the facts and circumstances connected with them:

(a)
If a Target Company receives Tax reimbursements (Steuererstattungen) for periods up until the Effective Datewhich are not taken into account in the Final Effective Dates Accounts, the Buyer must make a compensation payment to the Seller in the amount of such Tax reimbursements that thereby accrue to the Target Company to the extent that such compensation has not already been offset against a Tax Disadvantage pursuant to Clause 3 (c). The Seller is entitled to demand compensation payment pursuant to this Clause 9 (a) only if the sum of all Tax reimbursements exceeds EUR  20,000.00 (in words: Euro twenty thousand) in which case the Seller shall be entitled to claim the entire amount of Tax reimbursements received.

(b)
The Buyer undertakes to refund the Seller for the cash value of all future Tax reductions (Steuervorteile) other than tax reimbursements (Steuererstattungen) that occur to the Company or the Buyer after the Effective Date to the extent that such Tax reductions originate from a Tax of the Company relating to periods up until the Effective Date in respect of which the Seller´s Taxes increase as a result of the Tax consolidation with the Company. In the calculation of the corresponding Tax reductions, a lump sum Tax rate (pauschaler Steuersatz) of 30% shall be applied (except for value added Tax (Umsatzsteuer) which shall be calculated at the applicable Tax rate) and unaccrued interest (Abzinsung) will be deducted from these at 5 (five) % per year for any period up to 5 (five) years, or, for any period longer than 5 (five) years or if the period of unaccrued interest is uncertain, as a lump sum of 30 (thirty) %. The Seller is entitled to demand refund of the cash value of Tax reductions pursuant to this Clause 9 (b) only if the sum of all Tax reductions exceeds EUR  20,000.00 (in words: Euro twenty thousand) in which case the Seller shall be entitled to claim the entire amount of Tax reductions received.

(c)	The payment must be made without undue delay, at the latest on the fifteenth (15) Bank Working Day after the Buyer or the Target Company received the Tax reimbursements.

10.
The Buyer shall not be responsible for Taxes resulting from any failure of the Seller to comply with any of its obligations under this Annex 9 to the extent such failure results in an increase of damages or affects the ability of the Buyer to avoid or mitigate the damages of the Seller.

If the Buyer fails to comply with any of its obligations under this Annex 9 and such failure results in an increase of Tax liabilities for the periods up until the Effective Date payable by Seller as a result of the tax consolidation (ertragsteuerliche Organschaft) between Seller and the Company and related to the taxable income of the Company, the Buyer shall, in addition, compensate the Seller for all Tax Disadvantages relating to periods up until the Effective Date that would not have existed but for such failure so that the Seller is in the same position as it would have been in if the Buyer had duly and properly fulfilled its obligations under this Annex 9; the Seller shall avoid and/or mitigate any increase of such Tax liability caused by the Buyer's breach of its duties pursuant.

11.
The Parties agree that any notices, notifications, declarations and any other information of Seller by the Buyer and vice versa in relation to this Annex 9 can be sent by telefax or e-mail. Section 14.1 of this Agreement does not apply. Sections 14.2, 14.3 and 14.4 apply mutatis mutandis. The term “in writing” shall include telefacsimile and e-mails for the purposes of this Annex 9.

12.
For the purposes of this Agreement the term "Tax" or "Taxes" shall mean any Taxes within the meaning of Section 3 subsections 1 through 3 AO, charges, duties and levies of any kind including customs (Zölle) social security contributions (Sozial- und Sozialversicherungsabgaben) and other public law duties and public impositions of any kind (sonstige öffentlichen Abgaben und Gebühren) or equivalent Taxes and social security contributions under the laws of any other jurisdiction imposed by any governmental or administrative authority (also referred to as the "Tax Authority") or owed due to regulations. For the purposes of this Agreement, the term “Tax” or “Taxes” shall further include any liability of the Company under Section 73 AO, any secondary Tax liabilities (Haftungssteuern) and liabilities of the Company for Taxes and payments to any other party pursuant to a Tax sharing agreement, indemnity agreement and/or other agreements, as well as any interest and any penalties, additions to Tax or additional amounts under applicable law or imposed by a Tax Authority (Nebenleistungen insbesondere Zinsen, Gebühren, Zuschläge, Bußgelder, Strafen oder ähnliche Leistungen). For the avoidance of doubt the term Taxes shall not include deferred Taxes (latente Steuern).

Annex 11.2

ELECTRO-THERMAL-TECHNOLOGIES & COMPONENTS LIMITED

AND

ROGERS SOUTHEAST ASIA, INC.

_______________________

AGREEMENT FOR THE SALE
AND PURCHASE OF CERTAIN ASSETS OF ELECTRO-THERMAL-TECHNOLOGIES & COMPONENTS LIMITED

CONTENTS
Clause	Page
1.	Interpretation	3

2.	Sale And Purchase	5

3.	Purchase Price	6

4.	Completion	6

5.	Taxes	6

6.	Liabilities	6

7.	Tenancy Agreement	6

8.	Employees And Pensions	7

9.	Costs	7

10.	General	7

11.	Entire Agreement	8

12.	Assignment	8

13.	Further Assurances	8

14.	Notices	8

15.	Governing Law And Jurisdiction	9

16.	Counterparts	9

THIS AGREEMENT (this "Agreement") is made

BETWEEN:

(1)
ELECTRO-THERMAL-TECHNOLOGIES & COMPONENTS LIMITED, a company incorporated in Hong Kong (registered number 919926), whose registered office is at Unit 212, 2/F, Building 4A Phase One, Hong Kong Science Park, Pak Shek Kok, Tai Po, New Territories, Hong Kong (the "Seller"); and

(2)	ROGERS SOUTHEAST ASIA, INC., a company incorporated under the laws of the State of Delaware (the "Buyer").

INTRODUCTION:

(A)	The Seller currently carries on the Business (as defined below).

(B)
On the terms and conditions set out in this Agreement, the Seller has agreed to sell and assign, or cause to be sold and assigned, to the Buyer, and the Buyer has agreed to purchase and assume from the Seller, the Assets (as defined below) and the Liabilities (as defined below).

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Agreement:

"Assets" has the meaning given to it in clause 2.1;

"Business" means all of the activities carried out by the Seller in connection with the business of curamik electronics GmbH (but specifically not in connection with any other business) at the date of this Agreement;

"Business Day" means a day other than a Saturday or Sunday or public holiday in Hong Kong;

"Completion" means completion of the sale and purchase of the Assets in accordance with this Agreement;

"Completion Date" means the date of this Agreement or such other date as the parties may agree;

"Employees" means Ms. Zueqiu Zheng, Ms. Tuen Yee Iris Chan and Ms. Suet Ying Ho and "Employee" shall be construed accordingly;

"Employment Contracts" means the employment contracts entered into by the Seller with each of the Employees and referred to in Schedule 1 to this Agreement and "Employment Contract" shall be construed accordingly;

"Employment Ordinance" means the Employment Ordinance (Chapter 57 of the Laws of Hong Kong);

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

"Leased Property" means the property leased by the Seller at Unit 212, 2/F, Building 4A Phase One, Hong Kong Science Park, Pak Shek Kok, Tai Po, New Territories, Hong Kong;

"Liabilities" means all of the liabilities, duties and obligations of every description (whether or not of a financial nature) including, without limitation, contingent liabilities, of the Seller at Completion;

"Tangible Assets" means the tangible assets of the Seller which are (i) related to the  Business of the Seller and (ii) located in the Hong Kong office of the Seller;

"Tax" means any form of taxation, levy, duty, charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, additional tax, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority;

"Tax Authority" means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world including, without limitation, the Inland Revenue Department and Customs & Excise Department of the Government of Hong Kong; and

"Tenancy Agreement" means the tenancy agreement in relation to the Leased Property and referred to in Schedule 2 to this Agreement.

1.2	In this Agreement, a reference to:

1.2.1
a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Agreement;

1.2.2
a person includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.3	a person includes a reference to that person's legal personal representatives, successors and permitted assigns;

1.2.4	a party or parties, unless the context otherwise requires, is a reference to a party or parties to this Agreement.

1.2.5	a party includes a reference to that party's successors and permitted assigns;

1.2.6	a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule to, this Agreement;

1.2.7	a time of day is a reference to the time in Hong Kong;

1.2.8	the singular includes the plural and vice versa; and

1.2.9	one gender includes all genders.

1.3	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1
The Seller agrees to sell and assign, or cause to be sold and assigned, and the Buyer agrees to buy and assume, in each case with effect from Completion, the Assets, which shall comprise the following:

2.1.1	the Tangible Assets;

2.1.2	the Tenancy Agreement; and

2.1.3	the Employment Contracts.

2.2
Upon Completion or as soon as reasonably practicable thereafter, the Seller shall deliver physical possession of the Tangible Assets to the Buyer.  For the period of time between Completion and the Seller's delivery of physical possession of any of the Tangible Assets, the following shall apply:

2.2.1	where such Tangible Assets are in the possession of the Seller, the Seller shall hold such Tangible Assets for the Buyer; or

2.2.2
where such Tangible Assets are in the possession of a third party, the Seller shall notify such third party to hold such Tangible Assets for the Buyer and, where applicable, to assign to the Buyer any of its claims against such third party for repossession of any of such Tangible Assets held by such third party.

2.3
The Seller represents and warrants that it is not in breach of the Tenancy Agreement; however, the fact that the parties to the Tenancy Agreement are currently in discussions to renew the term of the Tenancy Agreement and that the amendment to the Tenancy Agreement might at the date hereof have not been executed does not constitute a breach of the Tenenancy Agreement and shall not lead to a liability of the Seller under this Agreement. For the avoidance of doubt, except as set forth in the preceding sentence, the Buyer acknowledges that no representation or warranty is given by the Seller in connection with any of the Assets and the Seller shall not be liable for any claim in relation to any of the Assets transferred to the Buyer pursuant to this Agreement.

3.	PURCHASE PRICE

3.1	The purchase price of the Assets shall be EUR 5,000.00 (in words: Euro five thousand) and shall be paid by the Buyer to the Seller at Completion.

4.	COMPLETION

4.1	Completion shall take place at such place as the parties may determine on the Completion Date.

4.2	At Completion, the Buyer shall pay the amount stated in clause 3 to the Seller by wire transfer.

5.	TAXES

5.1	The purchase price set forth in clause 3 does not include any Taxes.

5.2	Each party shall bear all Taxes for which it is liable under applicable law and which are incurred in connection with the transactions contemplated under this Agreement.

5.3
All registration and transfer Taxes and fees, stamp duties, notaries' or similar governmental charges resulting from or relating to the transfer of the Assets to the Buyer from the Seller or assumption of the Assets by the Buyer shall be borne by the Buyer.

6.	LIABILITIES

6.1
With effect as of Completion, the Buyer shall be responsible for all Liabilities incurred by the Seller in connection with the operation of the Business prior to and after Completion including, without limitation:

6.1.1
all Liabilities arising under the Tenancy Agreement and the Employment Contracts (including, without limitation, wages, accrued holiday pay, bonuses and other outgoings in respect of the Employees and rents, rates and management charges in respect of the Leased Property); and

6.1.2	all Liabilities arising out of the ownership of the Assets.

7.	TENANCY AGREEMENT

7.1	Prior to Completion, the Seller should have used its reasonable endeavours to effect any of the following:

7.1.1	subject to the consent of the counterparty to the Tenancy Agreement, novate the Tenancy Agreement in favour of the Buyer; or

7.1.2	subject to the consent of the counterparty to the Tenancy Agreement and in accordance with the applicable law, sub-lease the Leased Property to the Buyer.

7.2	In the event neither novation of the Tenancy Agreement nor sub-lease of the Leased Property is completed at Completion in accordance with clause 7.1.1 or clause 7.1.2,

respectively, the Seller shall provide reasonable assistance to the Buyer to effect such novation or sub-lease after Completion and the Buyer shall indemnify, and keep indemnified, the Seller against all losses, liabilities and costs which the Seller may incur arising out of the Tenancy Agreement and/or as a result of provision of such assistance.

8.	EMPLOYEES AND PENSIONS

8.1	At Completion, the Seller shall effect any of the following:

8.1.1	subject to the consent of the relevant Employee, assign the relevant Employment Contract in favour of the Buyer; or

8.1.2
in the event the relevant Employment Contract shall not be assignable in accordance with clause 8.1.1 (for instance the required consent from the relevant Employee is not obtained), give notice of termination of such Employment Contract in accordance with the Employment Ordinance and the relevant terms of such Employment Contract with effect from Completion.

8.2
The Buyer shall indemnify, and keep indemnified, the Seller against all losses, liabilities and costs which the Seller may incur as a result of the assignment or termination of any of the Employment Contracts (as the case may be).

8.3
The Seller shall provide reasonable assistance to the Buyer to notify the trustee of the relevant mandatory provident fund scheme (to which each of the Employees belongs) in a timely manner any change in the employment terms of the Employees pursuant to this clause 8.

8.4
The Buyer will procure that for so long as the Employee Ms. Zueqiu Zheng is employed by the Buyer, she will be able to duly fulfil the obligations of curamik Holding GmbH (as legal successor of Electrovac AG) under "Modul 4" of the Cooperation- and Transitionagreement (Kooperations- und Überleitungsvertrag) contained in Schedule 3 ("Transitional Services"), especially by making her available for up to 25 percent of her overall work time to perform the Transitional Services as defined in "Modul 4". The employment relationship of Ms. Zueqiu Zheng must not be terminated before 29 May 2011.

9.	COSTS

Except where this Agreement or the relevant document provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

10.	GENERAL

10.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

10.2	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

11.	ENTIRE AGREEMENT

This Agreement and each document referred to in it constitute the entire agreement and supersede any previous agreement between the parties relating to the subject matter of this Agreement.

12.	ASSIGNMENT

The Seller agrees that the benefit of every provision in this Agreement is given to the Buyer for itself and its successors in title and assigns.  Accordingly, the Buyer (and its successors and assigns) may, without the consent of the Seller, assign the benefit of all or any of the Seller's obligations under this Agreement and/or any other benefit arising under or out of this Agreement.

13.	FURTHER ASSURANCES

Each of the parties agrees to take all such action or procure that all such action is taken as is reasonable in order to implement the terms of this Agreement or any transaction, matter or thing contemplated by this Agreement.

14.	NOTICES

14.1	A notice or other communication under or in connection with this Agreement (a "Notice") shall be:

14.1.1	in writing;

14.1.2	in the English language; and

14.1.3
delivered personally or sent by first class post (and airmail if overseas) or by fax to the party due to receive the Notice to the address set out in clause 14.3 or to another address, person or fax number specified by that party by written notice to the other party received before the Notice was despatched.

14.2	Unless there is evidence that it was received earlier, a Notice is deemed given if:

14.2.1	delivered personally, when left at the address referred to in clause 14.3;

14.2.2	sent by mail two Business Days after posting;

14.2.3	sent by airmail, seven Business Days after posting; and

14.2.4	sent by fax, when confirmation of its transmission has been recorded by the sender's fax machine.

14.3	The address referred to in clause 14.2.1 is:

Name of party	Address
The Seller	Unit 212, 2/F, Building 4A Phase One, Hong Kong Science Park, Pak Shek Kok, Tai Po, New Territories, Hong Kong

The Buyer	Mr Terry Mahoney, Rogers Corporation, One Technology Drive, Rogers, CT 06263-0188, USA

15.	GOVERNING LAW AND JURISDICTION

15.1	This Agreement is governed by, and shall be construed in accordance with, the laws of Hong Kong.

15.2
The courts of Hong Kong shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, "Proceedings" and "Disputes") (including a Dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) and, for such purposes, the parties irrevocably submit to the jurisdiction of the courts of Hong Kong.

15.3
The parties agree that the courts of Hong Kong are the most appropriate and convenient courts to hear and determine any Proceedings and to settle any Dispute and, accordingly, that they will not argue to the contrary.

16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

EXECUTED by the parties:

ELECTRO-THERMAL-TECHNOLOGIES

& COMPONENTS LIMITED

Date:

By:

Name:

Title:

ROGERS SOUTHEAST ASIA, INC.

Date:

By:

Name:

Title: